Annual Report

2013

BUSINESS

Overview

We are an oil and gas operator in Colorado and are focused on the acquisition, development, exploitation, exploration and production of oil and natural gas properties primarily located in the Denver-Julesburg Basin (“D-J Basin”) in northeast Colorado. We have concentrated on drilling and completing wells located in the Wattenberg Field, an area within the D-J Basin, which has a prolific production history. We serve as the operator for most of our wells and focus our efforts on those prospects in which we have a significant net revenue interest. As of October 31, 2013, we had 385,000 gross and 255,000 net acres under lease, substantially all of which are located in the D-J Basin. Of this acreage, 12,550 gross acres are held by production.

We commenced active operations in the D-J Basin in 2008. Between September 1, 2008 and August 31, 2013, we completed, participated or otherwise acquired an interest in 293 gross (224 net) producing oil and gas wells. We are the operator of 218 wells and participate with other operators in 75 wells. In addition to the wells that had reached productive status at the end of our fiscal year, there were 16 gross (8 net) wells in various stages of drilling or completion as of August 31, 2013. There have been no dry holes.

At August 31, 2013, our estimated net proved oil and gas reserves, as prepared by our independent reserve engineering firm, Ryder Scott Company, L.P., were 7.0 MMBbls of oil and condensate and 40.7 Bcf of natural gas.

Business Strategy

Our primary objective is to enhance shareholder value by increasing our net asset value, net reserves and cash flow through acquisitions, development, exploitation, exploration and divestiture of oil and gas properties. We intend to follow a balanced risk strategy by allocating capital expenditures in a combination of lower risk development and exploitation activities and higher potential exploration prospects. Key elements of our business strategy include the following:

•
Concentrate on our existing core area in and around the D-J Basin, where we have significant operating experience. All of our current wells are located within the D-J Basin and our undeveloped acreage is located either in or adjacent to the D-J Basin. Focusing our operations in this area leverages our management, technical and operational experience in the basin.

•
Develop and exploit existing oil and natural gas properties. Since inception our principal growth strategy has been to develop and exploit our acquired and discovered properties to add proved reserves. In the Wattenberg Field, we target three formations, the Niobrara, the Codell, and the J-Sand. We selectively target the zones most likely to yield the greatest return on investment, and leave certain zones “behind pipe” for future extraction. However our future plans will focus on horizontal development of our assets in the Wattenberg Field as we believe horizontal development can increase the potential recovery of hydrocarbons significantly when compared to conventional vertical drilling. We consider the Wattenberg Field to be relatively low-risk because information gained from the large number of existing wells can be applied to potential wells. There is enough similarity between wells in the Field that the exploitation process is generally repeatable.

•
Complete selective acquisitions. We seek to acquire undeveloped and producing oil and gas properties, primarily in the D-J Basin and certain adjacent areas. We will seek acquisitions of undeveloped and producing properties that will provide us with opportunities for reserve additions and increased cash flow through production enhancement and additional development and exploratory prospect generation opportunities.

•
Retain control over the operation of a substantial portion of our production. As operator on a majority of our wells and undeveloped acreage, we control the timing and selection of new wells to be drilled or existing wells to be recompleted. This allows us to modify our capital spending as our financial resources allow and market conditions support.

•
Maintain financial flexibility while focusing on controlling the costs of our operations. We intend to finance our operations through a mixture of debt and equity capital as market conditions allow. Our management has historically been a low cost operator in the D-J Basin and we continue to focus on operating efficiencies and cost reductions.

•
Use the latest technology to maximize returns. Drilling horizontal wells is expected to significantly increase our future production and the value of our asset base. Latest industry practices are drilling horizontal wells in the Wattenberg Field using techniques that increase wells drilled per 640 acre section and technical advancements in completing these wells are resulting in enhanced productivity. We have identified an additional 600 potential horizontal wells in the Niobrara and Codell formations on existing Wattenberg acreage and over 125 potential horizontal well locations in the Greenhorn and Niobrara formations in the Northern D-J Basin acreage. Of these locations, 71 are in the drilling permit process.

Well and Production Data

During the periods presented below, we drilled or participated in the drilling of a number of wells that reached productive status in each respective fiscal year. We did not drill any exploratory wells nor did we drill any dry holes during these years. The following table excludes wells that are in the drilling or completion phase and had not reached the point at which they are capable of producing oil and gas.

	Years Ended August 31,
	2013		2012		2011
	Gross	Net	Gross	Net	Gross	Net
Development Wells:
Productive:
Oil	48	32	64	52	31	22
Gas	—	—	—	—	—	—
Nonproductive	—	—	—	—	—	—

Excluded from the table above are wells that had not reached productive status as of August 31, 2013. As such, there were 16 gross (7.5 net) wells in progress that were not included in the above well counts. Except for one well, these wells are all located in, or adjacent to, the Wattenberg Field of the D-J Basin. One well is located in Yuma County.

The following table shows our net production of oil and gas, average sales prices and average production costs for the periods presented:

	Years Ended August 31,
	2013	2012	2011
Production:
Oil (Bbls)	421,265	235,691	89,917
Gas (Mcf)	2,107,603	1,109,057	450,831
BOE (Bbls)	772,532	420,534	165,055

Average sales price:
Oil ($/Bbl1)	$85.95	$87.59	$83.07
Gas ($/Mcf2)	$4.75	$3.90	$5.12
BOE	$59.83	$59.37	$59.24

Average production cost per BOE3	$4.42	$2.73	$2.13

1	“Bbl” refers to one stock tank barrel, or 42 U.S. gallons liquid volume in reference to crude oil or other liquid hydrocarbons.
2	“Mcf” refers to one thousand cubic feet of natural gas.
3	“BOE” refers to barrel of oil equivalent, which combines Bbls of oil and Mcf of gas by converting each six Mcf of gas to one Bbl of oil.

Production costs are substantially similar among our wells as all of our wells are in the Wattenberg Field and employ the same methods of recovery. Production costs generally include pumping fees, maintenance, repairs, labor, utilities and administrative overhead. Taxes on production, including ad valorem and severance taxes, are excluded from production costs.

We are not obligated to provide a fixed and determined quantity of oil or gas to any third party in the future. During the last three fiscal years, we have not had, nor do we now have, any long-term supply or similar agreement with any government or governmental authority.

Oil and Gas Properties

We evaluate undeveloped oil and gas prospects and participate in drilling activities on those prospects, which, in the opinion of our management, are favorable for the production of oil or gas. If, through our review, a geographical area indicates geological and economic potential, we will attempt to acquire leases or other interests in the area. We may then attempt to sell portions of our leasehold interests in a prospect to third parties, thus sharing the risks and rewards of the exploration and development of the prospect with the other owners. One or more wells may be drilled on a prospect, and if the results indicate the presence of sufficient oil and gas reserves, additional wells may be drilled on the prospect.

We may also:

•	acquire a working interest in one or more prospects from others and participate with the other working interest owners in drilling, and if warranted, completing oil or gas wells on a prospect, or

•	purchase producing oil or gas properties.

Our activities are primarily dependent upon available financing.

Title to properties we acquire may be subject to royalty, overriding royalty, working and other similar interests and contractual arrangements customary in the oil and gas industry, and subject to liens for current taxes not yet due and to other encumbrances. As is customary in the industry, in the case of undeveloped properties little investigation of record title will be made at the time of acquisition (other than a preliminary review of local records). However, drilling title opinions may be obtained before commencement of drilling operations.

The following table shows, as of October 31, 2013, by state, our producing wells, developed acreage, and undeveloped acreage, excluding service (injection and disposal) wells:

	Productive Wells		Developed Acreage		Undeveloped Acreage 1
State	Gross	Net	Gross	Net	Gross	Net

Colorado	307	230	11,306	9,372	231,140	103,214
Nebraska	—	—	—	—	141,771	141,451
Wyoming	—	—	—	—	1,143	472
Total	307	230	11,306	9,372	374,054	245,137

1 Undeveloped acreage includes leasehold interests on which wells have not been drilled or completed to the point that would permit the production of commercial quantities of natural gas and oil regardless of whether the leasehold interest is classified as containing proved undeveloped reserves.

The following table shows, as of October 31, 2013, the status of our gross acreage:

State	Held by Production	Not Held by Production

Colorado	12,550	229,896
Nebraska	—	141,771
Wyoming	—	1,143
Total	12,550	372,810

Acres that are Held by Production remain in force so long as oil or gas is produced from the well on the particular lease. Leased acres which are not Held By Production may require annual rental payments to maintain the lease until the first to occur of the following: the expiration of the lease or the time oil or gas is produced from one or more wells drilled on the leased acreage. At the time oil or gas is produced from wells drilled on the leased acreage, the lease is considered to be Held by Production.

The following table shows the years our leases, which are not Held By Production, will expire, unless a productive oil or gas well is drilled on the lease.

Leased Acres	Expiration of Lease

34,616	2014
73,376	2015
42,023	2016
222,795	After 2016

The overriding royalty interests that we own are not material to our business.

Proved Reserve Estimates

Ryder Scott Company, L.P. (“Ryder Scott”) prepared the estimates of our proved reserves, future productions and income attributable to our leasehold interests for the year ended August 31, 2013. Ryder Scott is an independent petroleum engineering firm that has been providing petroleum consulting services worldwide for over seventy years. The estimates of drilled reserves, future production and income attributable to certain leasehold and royalty interests are based on technical analysis conducted by teams of geoscientists and engineers employed at Ryder Scott. The office of Ryder Scott that prepared our reserves estimates is registered in the state of Texas (License #F-1580). Ryder Scott prepared our reserve estimate based upon a review of property interests being appraised, historical production, lease operating expenses and price differentials for our wells. Additionally, authorizations for expenditure, geological and geophysical data, and other engineering data that complies with SEC guidelines are among that which we provide to Ryder Scott engineers for consideration in estimating our underground accumulations of crude oil and natural gas.

Ed Holloway, our Co-Chief Executive Officer, oversaw the preparation of the reserve estimates by Ryder Scott to ensure accuracy and completeness of the data prior to and after submission. Mr. Holloway has over thirty years of experience in oil and gas exploration and development.

Our proved reserves include only those amounts which we reasonably expect to recover in the future from known oil and gas reservoirs under existing economic and operating conditions, at current prices and costs, under existing regulatory practices and with existing technology. Accordingly, any changes in prices, operating and development costs, regulations, technology or other factors could significantly increase or decrease estimates of proved reserves.

Estimates of volumes of proved reserves at year end are presented in barrels (Bbls) for oil and for, natural gas, in thousands of cubic feet (Mcf) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The proved reserves attributable to producing wells and/or reservoirs were estimated by performance methods. These performance methods include decline curve analysis, which utilized extrapolations of historical production and pressure data available through August 31, 2013, in those cases where this data was considered to be definitive. The data used in this analysis was obtained from public data sources and were considered sufficient for calculating producing reserves.

The proved non-producing and undeveloped reserves were estimated by the analogy method. The analogy method uses pertinent well data obtained from public data sources that were available through August 2013.

Below are estimates of our net proved reserves at August 31, 2013, all of which are located in Colorado:

	Oil	Gas
	(Bbls)	(Mcf)
Proved:
Producing	1,894,222	11,513,428
Nonproducing	2,765,183	14,352,580
Undeveloped	2,387,870	14,823,823
Total	7,047,275	40,689,831

Below are estimates of the present value of estimated future net revenues from our reserves based upon the standardized measure of discounted future net cash flows relating to proved oil and gas reserves in accordance with the provisions of Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas. The standardized measure of discounted future net cash flows is determined by using estimated quantities of proved reserves and the periods in which they are expected to be developed and produced based on period-end economic conditions. The estimated future production is based upon benchmark prices that reflect the unweighted arithmetic average of the first-day-of-the-month price for oil and gas during the years ended August 31, 2013, 2012 and 2011. The resulting estimated future cash inflows are then reduced by estimated future costs to develop and produce reserves based on period-end cost levels. No deduction has been made for depletion, depreciation or for indirect costs, such as general corporate overhead. Present values were computed by discounting future net revenues by 10% per year.

As of August 31, 2013, 2012 and 2011, our standardized oil and gas measurements were as follows (in thousands):

	Proved - August 31, 2013
	Developed			Total
	Producing	Nonproducing	Undeveloped	Proved
Future gross revenue	$206,065	$286,207	$256,758	$749,030
Deductions	(46,410)	(78,691)	(129,541)	(254,642)
Future net cash flow	159,655	207,516	127,217	494,388
Discounted future net cash flow (pre-tax)	$92,888	$104,392	$38,836	$236,116
Standardized measure of discounted future

	Proved - August 31, 2012
	Developed			Total
	Producing	Nonproducing	Undeveloped	Proved
Future gross revenue	$120,802	$173,144	$243,516	$537,462
Deductions	(21,099)	(48,536)	(116,798)	(186,433)
Future net cash flow	99,703	124,608	126,718	351,029
Discounted future net cash flow (pre-tax)	$57,797	$56,196	$34,890	$148,883
Standardized measure of discounted future
net cash flows (after tax)				$102,505

	Proved - August 31, 2011
	Developed			Total
	Producing	Nonproducing	Undeveloped	Proved
Future gross revenue	$71,027	$18,819	$145,392	$235,238
Deductions	(14,298)	(5,647)	(61,736)	(81,681)
Future net cash flow	56,729	13,172	83,656	153,557
Discounted future net cash flow (pre-tax)	$33,947	$6,996	$30,815	$71,758
Standardized measure of discounted future
net cash flows (after tax)				$57,550

For standardized oil and gas measurement purposes, our drilling, acquisition, and participation activities during the year ended August 31, 2013, generated increases in projected future gross revenue from proved reserves of $211.6 million and future net cash flow of $143.3 million from August 31, 2012. During that same period, when applying a 10% discount rate to our future net cash flows, our discounted future net cash flow from proved reserves increased by $87.2 million. Increases in our standardized oil and gas measures were the result of our expenditures during the year ended August 31, 2013, of approximately $104.3 million for the development of oil and gas properties and acquisitions of in place reserves, which directly related to proved oil and gas reserves.

For standardized oil and gas measurement purposes, our drilling, acquisition, and participation activities during the year ended August 31, 2012, generated increases in projected future gross revenue from proved reserves of $302.2 million and future net cash flow of $197.4 million from August 31, 2011. During that same period, when applying a 10% discount rate to our future net cash flows, our discounted future net cash flow from proved reserves increased by $77.1 million. Increases in our standardized oil and gas measures were the result of our expenditures during the year ended August 31, 2012, of approximately $33 million for the development of oil and gas properties and acquisitions of in place reserves, which directly related to proved oil and gas reserves.

In general, the volume of production from our oil and gas properties declines as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves or conduct successful exploration and development activities, or both, our proved reserves will decline as reserves are produced. Accordingly, future production volumes are highly dependent upon the level of success in acquiring or finding additional reserves and the costs incurred in doing so.

New Developments

We commenced production from the Renfroe prospect during September 2013.  For us, the Renfroe prospect marked the transition from vertical drilling to horizontal drilling for wells which we operate.  Previously, we participated in 16 horizontal wells operated by other companies.  Drilling operations began at the Renfroe site during May and all wells began production during September.

Based upon our initial success with horizontal drilling, we negotiated another drilling contract with Ensign United States Drilling, Inc., to use one automated drilling rig (Rig #131) for one year, commencing in January, 2014.  We expect Rig #131 to drill 24 horizontal wells for us during calendar year 2014.  We will continue to use Rig #17, another Ensign drilling rig, to drill wells during the early months of 2014.

We completed two significant acquisitions that included producing properties.  On November 12, 2013, we completed an acquisition of assets from Trilogy Resources, LLC.  The assets included 21 producing oil and gas wells along with leases covering 800 net acres.  We assumed operational responsibility on the 21 producing wells.  Purchase consideration included cash of $16.0 million and 301,339 shares of restricted common stock.

On November 13, 2013, we completed an acquisition of assets from Apollo Operating, LLC.  The assets included interests in 38 wells operated by Apollo and approximately 1,000 net acres.  Operational responsibility for the 38 wells was transferred to us.  Other assets included in the transaction were smaller ownership interests in wells not operated by Apollo, including six wells drilled and operated by us, and a 25% interest in a Class II disposal well.  Purchase consideration included cash of $11.0 million and 550,518 shares of restricted common stock.

We continue to improve our borrowing arrangement with a bank syndicate led by Community Banks of Colorado.  In December 2013, the arrangement was modified to increase the maximum lending commitment to $300 million from $150 million, to increase the borrowing base to $90 million, and to increase the number of banks involved in the borrowing arrangement.

MARKET FOR COMMON STOCK

Our common stock is listed on the NYSE MKT under the symbol “SYRG”.

Trading of our stock on the NYSE Amex (predecessor to the NYSE: MKT) began on July 27, 2011. Prior to listing on the NYSE Amex, our stock traded on the OTC Bulletin Board.

Shown below is the range of high and low sales prices for our common stock as reported by the NYSE MKT since July 27, 2011. Prior to July 27, 2011, the high and low prices were reported by the OTC Bulletin Board. Market quotations from the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Quarter Ended	High	Low
November 30, 2010	$2.40	$1.95
February 28, 2011	$4.74	$2.25
May 31, 2011	$4.90	$3.20
August 31, 2011	$3.69	$2.55

Quarter Ended	High	Low
November 30, 2011	$3.75	$2.20
February 29, 2012	$3.72	$2.42
May 31, 2012	$3.65	$2.52
August 31, 2012	$3.10	$2.40

Quarter Ended	High	Low
November 30, 2012	$4.74	$2.70
February 28, 2013	$7.00	$3.75
May 31, 2013	$7.78	$6.14
August 31, 2013	$9.43	$6.23

As of October 31, 2013, the closing price of our common stock on the NYSE MKT was $10.36.

As of October 31, 2013, we had 74,391,364 outstanding shares of common stock and 149 shareholders of record. The number of beneficial owners of our common stock is in excess of 4,600.

Since inception, we have not paid any cash dividends on common stock. Cash dividends are restricted under the terms of our credit facility and we presently intend to continue the policy of using retained earnings for expansion of our business.

Our articles of incorporation authorize our board of directors to issue up to 10,000,000 shares of preferred stock. The provisions in the articles of incorporation relating to the preferred stock allow our directors to issue preferred stock with multiple votes per share and dividend rights, which would have priority over any dividends paid with respect to the holders of our common stock. The issuance of preferred stock with these rights may make the removal of management difficult even if the removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if these transactions are not favored by our management.

During the year ended August 31, 2013 we did not purchase any of our securities and no person affiliated with us has purchased any of our securities for our benefit.

The performance graph below compares the cumulative total return of our common stock over the five-year period ended August 31, 2013, with the cumulative total returns for the same period for the Standard and Poor's ("S&P") 500 Index and the companies with a Standard Industrial Code ("SIC") of 1311. The SIC Code 1311 is a weighted composite of 254 crude petroleum and natural gas companies. The cumulative total shareholder return assumes that $100 was invested, including reinvestment of dividends, if any, in our common stock on September 1, 2008 and in the S&P 500 Index and the SIC Code on the same date. The results shown in the graph below are not necessarily indicative of future performance.

SELECTED FINANCIAL DATA

The selected financial data presented in this item has been derived from our audited financial statements that are either included in this report or in reports previously filed with the U.S. Securities and Exchange Commission. The information in this item should be read in conjunction with the financial statements and accompanying notes and other financial data included in this report.

	For the Years Ended August 31,
	2013	2012	2011	2010	2009
Results of Operations (in thousands):
Revenues	$46,223	$24,969	$10,002	$2,158	$94
Net income (loss)	9,581	12,124	(11,600)	(10,794)	(12,352)

Net income (loss) per common share:
Basic	$0.17	$0.26	$(0.45)	$(0.88)	$(1.14)
Diluted	$0.16	$0.25	$(0.45)	$(0.88)	$(1.14)

Certain Balance Sheet Information (in thousands):
Total Assets	$291,236	$120,731	$63,698	$24,842	$4,833
Working Capital	50,608	10,875	685	6,237	2,249
Total Liabilities	88,016	19,619	14,590	25,859	1,844
Equity (Deficit)	203,220	101,112	49,108	(1,017)	2,988

Certain Operating Statistics:
Production:
Oil (Bbls)	421,265	235,691	89,917	21,080	1,730
Gas (Mcf)	2,107,603	1,109,057	450,831	141,154	4,386
Total production in BOE	772,532	420,534	165,056	44,606	2,461
Average sales price per BOE	$59.83	$59.38	$59.24	$48.39	$38.25
LOE per BOE	$4.42	$2.89	$2.94	$1.94	$4.70
DDA per BOE	$17.26	$14.29	$16.62	$15.52	$39.54

The fluctuation in results of operations and financial position is due in part to acquisitions of producing oil and gas properties coupled with the aggressive drilling program we executed during 2011, 2012 and 2013.

See Note 17 to the Financial Statements included as part of this report for our quarterly financial data.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion and analysis was prepared to supplement information contained in the accompanying financial statements and is intended to explain certain items regarding the financial condition as of August 31, 2013, and the results of operations for the years ended August 31, 2013, 2012 and 2011. It should be read in conjunction with the “Selected Financial Data” and the accompanying audited financial statements and related notes thereto contained in this Annual Report.

This section Annual Report contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Overview

We are a growth-oriented independent oil and gas company engaged in the acquisition, development, and production of crude oil and natural gas in and around the Denver-Julesburg Basin (“D-J Basin”) of Colorado. Substantially all of our producing wells are either in or adjacent to the Wattenberg Field, which has a history as one of the most prolific production areas in the country. In addition to the approximately 22,000 net developed and undeveloped acres that we hold in the Wattenberg Field, we hold significant undeveloped acreage positions in (i) the northern extension area of the D-J Basin, (ii) in an area around Yuma County that produces dry gas, and (iii) in western Nebraska. While we do not expect to devote significant resources to the exploration and development of our holdings outside of the Wattenberg Field in the near future, we recently participated in a well in Yuma County that is producing dry gas and we expect to drill two test wells in the northern extension area.

Since commencing active operations in September 2008, we have undergone significant growth. Our growth was primarily driven by (i) our activities as an operator where we drill and complete productive oil and gas wells; (ii) our participation as a part owner in wells drilled by other operating companies; and (iii) our acquisition of producing oil wells from other individuals or companies. As disclosed in the following table, as of August 31, 2013, we have completed, acquired, or participated in 293 gross (224 net) successful oil and gas wells. We have not drilled or participated in any dry holes.

	PRODUCTIVE WELLS
	OPERATED WELLS		NON-OPERATED WELLS
	Completed		Participated		Acquired		Total
Years ended:	Gross	Net	Gross	Net	Gross	Net	Gross	Net

August 31, 2009	-		2	1	-		2	1
August 31, 2010	36	28	-	-	-		36	28
August 31, 2011	20	19	11	3	72	51	103	73
August 31, 2012	51	48	13	4	4	4	68	56
August 31, 2013	27	26	21	6	36	34	84	66
Total	134	121	47	14	112	89	293	224

In addition to the 293 wells that had reached productive status as of August 31, 2013, we were the operator of seven horizontal wells in progress, including five wells on the Renfroe prospect that commenced production during the first week of September, and we were participating as a non-operator in nine gross (one net) wells that were in various stages of the drilling or completion process.  Wells in progress represent wells during the period of time between spud date and date of first production.  Generally, horizontal wells are expected to require 120 to 150 days to drill, complete and connect to the gathering system.  All of the wells in progress at August 31, 2013,  were successfully completed and commenced production during the current fiscal year.

As of August 31, 2013, we:

•	were the operator of 218 wells that were producing oil and gas and we were participating as a non-operating working interest owner in 75 producing wells;
•	held approximately 385,000 gross acres and 255,000 net acres under lease;
•	had estimated proved reserves of 7.0 million barrels (“Bbls”) of oil and 40.7 billion cubic feet (“Bcf”) of gas;
•	on a BOE basis, increased our estimated proved reserves by 30% during fiscal 2013; and
•	on a PV-10 basis, increased our estimated proved reserves by 59% during fiscal 2013

Our basic strategy for continued growth includes additional drilling activities and acquisition of existing wells in well-defined areas that provide significant cash flow and rapid return on investment. We attempt to maximize our return on assets by drilling in low risk areas and by operating wells in which we have a majority net revenue interest. Our drilling efforts are focused on the Wattenberg Field as it yields consistent results. Until 2012, all of our wells were low risk vertical wells. During 2012, we began to participate with other operators in horizontal wells. The success of those wells, as well as the success of numerous other horizontal wells drilled in this area, convinced us to shift our strategy from vertical wells to horizontal wells. During 2013, we spent the first half of the year drilling vertical wells and spent the second half of the year drilling horizontal wells. Our plans for 2014 contemplate drilling or participating in 25 horizontal wells. Our horizontal wells will primarily target the Niobrara and Codell formations.

Historically, our cash flow from operations was not sufficient to fund our growth plans and we relied on proceeds from the sale of debt and equity securities. Our cash flow from operations is increasing, and we plan to finance an increasing percentage of our growth with internally generated funds. Ultimately, implementation of our growth plans will be dependent upon the success of our operations and the amount of financing we are able to obtain.

Significant Developments

We expanded our business during the fiscal year ended August 31, 2013. We increased our producing wells, our reserves, and our undeveloped acreage. Significant developments are described below.

As an operator, we began our transition from vertical drilling to horizontal drilling.

During the first half of the fiscal year, we continued our active vertical well drilling program. We substantially completed our 2013 plans for drilling vertical wells during the second quarter. From September 1, 2012, through December 31, 2012, we drilled 27 new vertical wells and brought all of them into productive status during the first half of the fiscal year.

During the year, our efforts shifted to horizontal wells. In May 2013 drilling operations commenced on the first horizontal well at our Renfroe prospect. By the end of August, we had substantially completed all five wells planned for the initial phase the Renfroe pad. All wells commenced production during the first week in September. The wells were included in the reserve report as of August 31, 2013, where they were classified as proved non-producing wells. Drilling operations on our second horizontal prospect, the Leffler, commenced during the fiscal fourth quarter and continued into the first fiscal quarter of 2014. Drilling operations for the six wells initially planned for the Leffler prospect were substantially concluded by the end of October and the wells are scheduled for completion activities during November and December 2013.

Our first horizontal wells are being drilled under a contract with Ensign United States Drilling, Inc. The contract, as amended, covers the use of one rig to drill a total of 25 wells. Pricing is on a turn-key basis, with pricing adjustments based upon well location, target formation, and other technical details. Assuming that the rig continues to drill approximately two horizontal wells per month, we anticipate completion of the current contract during the summer of 2014.

We continued our participation with other operators in vertical and horizontal wells in which we own a partial interest. During 2012, we participated in 5 gross (1 net) horizontal wells that commenced production. During 2013, the number of non-operated horizontal wells that commenced production increased to 11 gross (2.4 net). In addition, as of August 31, 2013, we were participating in 8 gross (1 net) horizontal wells that were in various stages of drilling or completion. Furthermore, by the end of October, we had received either an AFE (Authorization for Expenditure) or a preliminary drilling notification on 70 horizontal wells that may be drilled in 2014 and future years. Our participation with other operators in vertical wells also increased during 2013, as 10 gross (3.7 net) wells commenced production.

On December 5, 2012, we completed an acquisition of assets from Orr Energy LLC. The assets included 36 producing oil and gas wells along with a number of undeveloped leases. We assumed operational responsibility on 35 of the producing wells. Purchase consideration included cash of $29 million and 3,128,422 shares of our restricted common stock. Our evaluation of the net assets indicates that the fair value of the acquisition approximates $42 million. Revenues and expenses from the Orr properties were consolidated with our operations commencing on December 5, 2012.

As a result of our drilling activities, our acquisition activities, and our participation activities, we increased our proved reserve quantities by 30% during the year. The August 31, 2013, reserve report indicated that we had estimated proved reserves of 7.0 million barrels of oil and 40.7 billion cubic feet of gas. The estimated present value of future cash flows before tax (discounted at 10%) was $236 million.

On March 13, 2013, we completed an Exploration Agreement with Vecta Oil and Gas, Ltd., whereby we substantially increased our exposure in the Northern DJ basin area which has seen increasing drilling activity by other oil and gas companies. Vecta, a firm which has considerable technical acumen in geology and geophysics, will provide their scientific expertise while we provide our expertise as oil and gas operators. The Vecta deal fits our strategy on several fronts. First, it expanded our net acreage in the area by nearly forty percent while spreading our risk across a larger section of the play. Secondly, it allowed us to do so at competitive prices, as our average cost per acre for more than 19,000 acres in the Northern DJ Basin is approximately $400 per acre. The leases have an average remaining term of three years and contain renewal options that will allow us to extend the term of the leases for another two or three years at a cost of less than $100 per acre. Lastly, the area has potential for multiple pay formations, including the Greenhorn, Niobrara, D Sand and J Sand.

In November 2012, we modified our borrowing arrangement with Community Banks of Colorado, successor in interest to Bank of Choice, to increase the maximum allowable borrowings. The new revolving line of credit increases the maximum lending commitment to $150 million. Maximum borrowings are subject to reduction based upon a borrowing base calculation, which will be re-determined semi-annually using updated reserve reports. Based upon the semi-annual redetermination derived from the February 28, 2013 reserve report, the borrowing base limitation was increased from $47 million to $75 million. The arrangement contains covenants that, among other things, restrict the payment of dividends and require compliance with certain financial ratios. The borrowing arrangement is collateralized by certain of our assets, including producing properties.

In December 2012, we utilized a portion of the financing available through this arrangement to fund the acquisition of the Orr assets. We currently have approximately $38 million available for future borrowings if needed. Additional borrowings, if any, are expected to be used to fund acquisitions, expenditures for well drilling and development, and to provide working capital.

Interest accrues at a variable rate, which will equal or exceed the minimum rate of 2.5%. The interest rate pricing grid contains a graduated escalation in applicable margin for increased utilization. At our option, interest rates will be referenced to the Prime Rate plus a margin of 0% to 1%, or the London InterBank Offered Rate plus a margin of 2.5% to 3.25%. The maturity date for the arrangement is November 28, 2016.

During June 2013, we completed the sale of 13.2 million shares of our common stock at a price to the public of $6.25 per share for net proceeds totaling approximately $78.3 million after deduction of discounts, commissions and expenses. The public offering of additional shares of our common stock was underwritten by a syndicate of investment bank led by Johnson Rice LLC.

We commenced our commodity derivative program beginning January 1, 2013. Using swaps and collars, we contracted for approximately 340,000 barrels of oil through June 30, 2015. The average price of our swap positions is approximately $96 per barrel for the remainder of calendar year 2013, $92 per barrel for calendar year 2014, and $86 per barrel for the first half of calendar year 2015. Since we designed our commodity derivative activity to protect our cash flow during periods of oil price declines, the high average prices experienced during 2013 created a realized loss of $0.4 million for the year, and an unrealized decrease in the fair value of our commodity derivatives of $2.6 million.

We announced two pending transactions to acquire mineral interests. In the aggregate, the agreements cover the acquisition of interests in 59 gross producing wells that we will operate, plus various other assets. Subject to satisfactory completion of due diligence activities and all other conditions precedent, closings are scheduled for the first quarter of fiscal year 2014. The transactions contemplate aggregate consideration of $37 million, including approximately $7 million payable in the form of shares of restricted common stock. All amounts are subject to customary closing and post-closing adjustments.

In early September 2013 there was a devastating flood in Colorado. The impact to our operations and assets was not significant to our financial statement. We had 20 well sites that were shut-in as a result of the flood. We were able to quickly repair the damage and all the wells were brought back on-line during the first quarter.

Results of Operations

Material changes of certain items in our statements of operations included in our financial statements for the periods presented are discussed below.

For the year ended August 31, 2013, compared to the year ended August 31, 2012

For the year ended August 31, 2013, we reported net income of $9.6 million, or $0.17 per basic share, $0.16 per diluted share, compared to net income of $12.1 million, or $0.26 per basic share and $0.25 per diluted share for the period ended August 31, 2012. The decline in net income for 2013 reflects significant non-cash charges for an unrealized loss of $2.6 million on our commodity derivatives and a provision for deferred income taxes of $6.9 million.

There was an improvement in operating income, which increased from $11.8 million in 2012 to $19.5 million. Our 66% improvement in operating profitability was driven by our successful drilling program and integration of producing wells added in the Orr Energy acquisition. The significant variances between the two years were primarily caused by increased revenues and expenses associated with a greater number of producing wells. The following discussion expands upon significant items of inflow and outflow that affected results of operations

Oil and Gas Production and Revenues – For the year ended August 31, 2013, we recorded total revenues of $46.2 million compared to $25.0 million for the year ended August 31, 2012, an increase of $21.2 million or 85%. We experienced an overall 84% annual increase in production quantities from the prior year having realized a full year of production from wells at the beginning of the year, and the addition of wells, including new wells drilled as well as those acquired with the December 2012 Orr Energy acquisition.

	Years Ended August 31,
	2013	2012
Production:
Oil (Bbls1)	421,265	235,691
Gas (Mcf2)	2,107,603	1,109,057

Total production in BOE3	772,532	420,534

Revenues (in thousands):
Oil	$36,206	$20,644
Gas	10,017	4,325
Total	$46,223	$24,969

Average sales price:
Oil (Bbls1)	$85.95	$87.59
Gas (Mcf2)	$4.75	$3.90
BOE3	$59.83	$59.38

1	“Bbl” refers to one stock tank barrel, or 42 U.S. gallons liquid volume in reference to crude oil or other liquid hydrocarbons.
2	“Mcf” refers to one thousand cubic feet of natural gas.
3	“BOE” refers to barrel of oil equivalent, which combines Bbls of oil and Mcf of gas by converting each six Mcf of gas to one Bbl of oil.

As of August 31, 2013, we owned interests in 293 producing wells. Net oil and gas production averaged 2,117 BOE per day in 2013, as compared with 1,149 BOE per day for 2012, a year over year increase of 84% in BOEPD production. The significant increase in production from the prior year reflects 84 additional wells that went into productive status during 2013 and a full year of production from the 68 wells that were added over the course of fiscal year 2012. Production for the fourth fiscal quarter of 2013 averaged 2,479 BOE per day.

Revenues are sensitive to changes in commodity prices. From 2012 to 2013, our realized annual average sales price per barrel of oil decreased 2%; however, we experienced an increase of 22% in our realized annual average sales price per Mcf of natural gas. Overall on a BOE basis, 99% of the increase in oil and gas revenues was attributed to increased volumes and 1% was attributed to the increase of BOE prices received.

Lease Operating Expenses (“LOE”) and Production Taxes – Direct operating costs of producing oil and natural gas and taxes on production and properties are summarized as follows (in thousands):

	Years Ended August 31,
Lease Operating Expenses	2013	2012
Lifting costs	$3,198	$1,146
Work-over	219	66
Total LOE	$3,417	$1,212
LOE per BOE	$4.42	$2.88

	Years Ended August 31,
Production Taxes	2013	2012
Severance and ad valorem taxes	$4,237	$2,436
Production taxes per BOE	$5.48	$5.79

Lease operating and work-over costs tend to fluctuate with the number of producing wells, and, to a lesser extent, on variations in oil field service costs and changes in the production mix of crude oil and natural gas. From 2012 to 2013, we experienced an increase in production cost per BOE in connection with additional costs to bolster output from some of our older wells. Taxes, the largest component of lease operating expenses, generally move with the value of oil and gas sold. As a percent of revenues, taxes averaged 9.2% in 2013 and 9.8% 2012.

Depletion, Depreciation and Amortization (“DDA”) – The following table summarizes the components of DDA. Depletion expense more than doubled, primarily as a result of growth in production and producing properties from 2012 to 2013.

	Years ended August 31,
(in thousands)	2013	2012
Depletion	$13,046	$5,838
Depreciation and amortization	290	172
Total DDA	$13,336	$6,010

DDA expense per BOE	$17.26	$14.29

Capitalized costs of evaluated oil and gas properties are depleted quarterly using the units-of-production method based on estimated reserves, wherein the ratio of production volumes for the quarter to beginning of quarter estimated total reserves determine the depletion rate. For fiscal year 2013, our depletable reserve base was 14,829,487 BOE. Fiscal year 2013 production represented 5.2% of the reserve base.

Depletion expense per BOE increased 21% from 2012 to 2013. For the fiscal year ended August 31, 2013, depletion of oil and gas properties was $17.26 per BOE compared to $14.29 for the fiscal year ended August 31, 2012. The increase in the DD&A rate was primarily the result of the allocation of the purchase price to proved properties related to the December 2012 acquisition of Orr Energy. Acquired proved reserves are valued at fair market value on the date of the acquisition, which contributes to a higher amortization base, as compared to our historical cost of acquiring leaseholds and developing our properties. To date, the fair value of our acquired reserves has been higher than our historical cost of developing our properties even though the resulting EURs are equivalent. Therefore, the increase in the ratio of costs subject to amortization to the reserves acquired is greater than our internally developed properties. We believe that, although initially acquisitions increase our DD&A rate per BOE over the development of the acquired properties, the resulting rates will decline with the drilling of horizontal wells and the addition of the related reserves.

General and Administrative (“G&A”) –The following table summarizes general and administration expenses incurred and capitalized during the last two years:

	Years Ended August 31,
(in thousands)	2013	2012
G&A costs incurred	$6,325	$3,902
Capitalized costs	(637)	(345)
Total G&A	$5,688	$3,557

G&A expense per BOE	$7.36	$8.46

General and administrative includes all overhead costs associated with employee compensation and benefits, insurance, facilities, professional fees, and regulatory costs, among others. In an effort to minimize overhead costs, we employ a total staff of 16 employees, and use consultants, advisors, and contractors to perform certain tasks when it is cost-effective. We maintain our corporate office in Platteville, CO partially to avoid higher rents in other areas.

Although G&A costs have increased as we grow the business, we strive to maintain an efficient overhead structure. For the fiscal year ended August 31, 2013, G&A was $7.36 per BOE compared to $8.46 for the fiscal year ended August 31, 2012.

Our G&A expense for 2013 includes share based compensation of $1,362,000. The comparable amount for 2012 was $473,000. Share based compensation includes a calculated value for stock options or shares of common stock that we grant for compensatory purposes. It is a non-cash charge, which, for stock options, is calculated using the Black-Scholes-Merton option pricing model to estimate the fair value of options. Amounts are pro-rated over the vesting terms of the option agreement, generally three to five years.

Pursuant to the requirements under the full cost accounting method for oil and gas properties, we identify all general and administrative costs that relate directly to the acquisition of undeveloped mineral leases and the development of properties. Those costs are reclassified from general and administrative expenses and capitalized into the full cost pool. The increase in capitalized costs from 2012 to 2013 reflects our increasing activities to acquire leases and develop the properties.

Other Income (Expense) – Neither interest expense nor interest income had a significant impact on our results of operations for 2013. Substantially all of the interest costs incurred under our credit facility were classified as costs related to our unevaluated assets or wells in progress and were eligible for capitalization into the full cost pool.

Beginning in 2013, we entered into commodity derivative contracts for the future sale of oil. We designed our derivative activity to protect our cash flow during periods of oil price declines. Using swaps and collars, we have hedged 340,000 barrels of future production for the next 22 months. Generally, contracts are based upon a reference price indexed to trading of West Texas Intermediate Crude Oil on the NYMEX. During the year ended August 31, 2013, the average index prices were higher than our average contract prices, and we realized a loss of $0.4 million for the year. As of August 31, 2013, the weighted average future index prices were $101.81 per barrel, approximately $7.64 higher than our contract price, creating an unrealized loss of $2.6 million at the end of the year.

Our commodity derivative contracts are revalued at fair value for each reporting period, and changes in the value of the contracts can have a significant impact on reported results of operations

Income Taxes – We reported income tax expense of $6.9 million for the fiscal year ended August 31, 2013. All of the tax liability will be deferred into future years, and it does not appear that any federal or state payments will be required for 2013. During 2012, we reported a net deferred tax benefit of $332,000, essentially representing a future refund, to record the benefit arising from the net operating loss carry-forward (NOL).

For tax purposes, we have a NOL of $41 million which will begin to expire, if not utilized, in year 2031. For book purposes, the NOL is $31 million, as there is a difference of $10 million related to deductions for stock based compensation.

For 2013, we reported an effective tax rate of 42%. Our estimated effective tax rate for future periods, based upon current tax laws, is 37%. The difference reflects several differences between book income and tax income, including adjustments for statutory depletion and an adjustment to the stock based compensation component included in our inventory of deferred tax assets. During 2013, we reversed the timing difference created for the future deduction of stock based compensation when the underlying options expired. Potential tax deductions for compensation are eliminated whenever options expire without exercise.

Each year, management evaluates all the positive and negative evidence regarding our tax position and reaches a conclusion on the most likely outcome. During 2013 and 2012, we concluded that it was more likely than not that we would be able to realize a benefit from the net operating loss carry-forward, and in 2012 we eliminated our entire valuation allowance of $4.9 million. Prior to 2012, management concluded that it was more likely than not that our net deferred tax asset would not be realized in the foreseeable future and, accordingly, a full valuation allowance was provided against the net deferred tax asset.

Liquidity and Capital Resources

Our primary source of liquidity since inception has been net cash provided by sales and other issuances of equity and debt securities. Our secondary sources of capital have been cash flow from operations, proceeds from the sale of properties, and borrowings under bank credit facilities. Our primary use of capital has been for the exploration, development and acquisition of oil and natural gas properties. Our future success in growing proved reserves and production will be highly dependent on capital resources available to us. We believe that cash on hand, plus cash flows from operations, plus available borrowings under our revolving credit facility will provide sufficient liquidity. However, unforeseen events may require us to obtain additional equity or debt financing. We have on file with the SEC an effective universal shelf registration statement that we may use for future securities offerings. Terms of future financings may be unfavorable, and we cannot assure investors that funding will be available on acceptable terms.

During the year, we completed the sale of common stock for net proceeds of $78.2 million. The underwritten offering, which closed on June 19, 2013, was comprised of 13,225,000 shares of common stock at a price to the public of $6.25 per share.

In November 2012, we modified our borrowing arrangements. The new revolving line of credit increases the maximum lending commitment to $150 million, subject to the limitations of a borrowing base calculation. The bank group providing the facility is led by Community Banks of Colorado, a division of NBH Bank, NA.

The arrangement contains covenants that, among other things, restrict the payment of dividends and require compliance with certain financial ratios. The borrowing arrangement is collateralized by certain of our assets, including producing properties. The maximum lending commitment is subject to reduction based upon a borrowing base calculation, which will be re-determined semi-annually using updated reserve reports. Based upon the semi-annual redetermination derived from the February 28, 2013 reserve report, the borrowing base was increased from $47 million to $75 million.

In December, we utilized a portion of the financing available through this arrangement to fund the acquisition of assets from Orr Energy. We currently have approximately $38 million available for future borrowings if needed. Additional borrowings, if any, are expected to be used to fund acquisitions, expenditures for well drilling and development, and to provide working capital.

Interest on our revolving line of credit accrues at a variable rate, which will equal or exceed the minimum rate of 2.5%. The interest rate pricing grid contains a graduated escalation in applicable margin for increased utilization. At our option, interest rates will be referenced to the Prime Rate plus a margin of 0% to 1%, or the London InterBank Offered Rate plus a margin of 2.5% to 3.25%. The maturity date for the arrangement is November 28, 2016.

We engage in the use of commodity derivatives in connection with anticipated crude oil sales to mitigate the impact of commodity price volatility. During the year ended August 31, 2013, we realized a cash loss from commodity derivatives of $0.4 million.

At August 31, 2013, we had cash and cash equivalents of $19.5 million, short term investments of $60.0 million, and an outstanding balance of $37 million under our revolving credit facility.

Our sources and (uses) of funds for the fiscal years ended August 31, 2013, 2012 and 2011, are summarized below (in thousands):

	Years Ended August 31,
	2013	2012	2011
Cash provided by operations	$32,120	$21,252	$7,916
Capital expenditures	(80,469)	(46,751)	(30,247)
Property conveyances	-	71	8,382
Cash used by other investing activities	(60,000)	-	-
Cash provided by equity financing activities	74,528	37,421	16,691
Net borrowings	34,000	(2,200)	-
Net increase in cash and equivalents	$179	$9,793	$2,742

Net cash provided by operations has improved during each of the last three years. The significant improvement reflects the operating contribution from new wells that were drilled and producing wells that were acquired.

Capital expenditures reported in the Statement of Cash Flows are calculated on a strict cash basis, which differs from the “all-inclusive” basis used to calculate other amounts reported in our financial statements. Specifically, cash payments for acquisition of property and equipment as reflected in the statement of cash flows excludes non-cash capital expenditures and includes an adjustment (plus or minus) to reflect the timing of when the capital expenditure obligations are incurred and when the actual cash payment is made.

A reconciliation of the differences between cash payments and the “all-inclusive” amounts is summarized in the following table (in thousands):

	Years Ended August 31,
	2013	2012	2011
Cash payments for capital expenditures	$80,469	$46,751	$30,247
Accrued costs, beginning of period	(5,733)	(4,967)	(3,466)
Accrued costs, end of period	25,491	5,733	4,967
Non-cash acquisitions, common stock	16,684	1,985	9,939
Non-cash acquisitions, debt financing	-	-	5,200
	1,233	300	351
All inclusive capital expenditures	$118,144	$49,802	$47,238

During the fiscal year ended August 31, 2013, we engaged in drilling or completion activities on 48 wells. In addition, we invested $42.5 million in the acquisition of mineral assets from Orr Energy. Approximately $35.2 million of our capital expenditures for the fiscal year ended August 31, 2013, represent drilling and completion cost on wells on which production commenced during the year. As of August 31, 2013, we had recorded costs of $25.9 million on 16 wells in progress. Our mineral lease acquisition program incurred costs of $12.3 million during the year, $3.2 million of which were acquired in exchange for our common stock.

Our primary need for cash for the fiscal year ending August 31, 2014, will be to fund our drilling and acquisition programs. Our cash requirements are expected to increase significantly as we implement our horizontal drilling program. Each horizontal well is estimated to cost $4.5 million, compared to the estimated cost of a vertical well of $0.8 million. Under the preliminary plans for our 2014 capital budget, we estimate capital expenditures of approximately $157.1 million, consisting of drilling and completion costs for wells which we operate, our pro-rata share of the costs on wells drilled by other operators, and the costs of acquiring properties. It is our plan to drill 24 net horizontal wells during the year and to participate in 5 net non-operated horizontal wells at a total cost of $112.5 million. We expect to drill or participate in 6 vertical wells. Leasing activities are expected to cost $5.0 million, and the acquisition of producing properties is budgeted for $30.0 million. Our capital expenditure estimate is subject to adjustment for drilling success, acquisition opportunities, operating cash flow, and available capital resources. The amount, timing and allocation of capital expenditures is generally within our control, as participations are a limited portion of our operations. Fluctuations in prices for oil and natural gas could cause us to defer or accelerate our spending.

We plan to generate profits by producing oil and natural gas from wells that we drill or acquire. For the near term, we believe that we have sufficient liquidity to fund our needs. However, to meet all of our long-term goals, we may need to raise some of the funds required to drill new wells through the sale of our securities, from loans from third parties or from third parties willing to pay our share of drilling and completing the wells. We may not be successful in raising the capital needed to drill or acquire oil or gas wells. Any wells which may be drilled by us may not produce oil or gas in commercial quantities.

For 2014, we believe that the cash flow from operations plus proceeds from the sale of common stock during June 2013 plus additional borrowings available under our revolving line of credit facility will be sufficient to meet our liquidity needs during the fiscal year.

Contractual Commitments

The following table summarizes our contractual obligations as of August 31, 2013:

	Less than One Year	One to Three Years	Three to Five Years	Total
Rig Contract1	$19,900	$—	—	$19,900
Revolving Credit Facility	—	37,000	—	37,000
Operating Leases	150	—	—	150
Employment Agreements	1,164	1,697	—	2,861
Total	$21,214	$38,697	—	$59,911

1
As of August 31, 2013, we had agreed with Ensign United States Drilling, Inc. to use one drilling rig to drill a total of 25 wells. As of August 31, 2013, six wells had been drilled. We estimate that we will utilize the rig through June 30, 2014. Total payments due to Ensign will depend upon a number of variables, including the target formations and other technical details. We estimate that the total commitment for the 25 wells will approximate $25.6 million and that the portion of the obligation to be recorded during fiscal 2014 will approximate $19.9 million.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonable likely to have a current or future material effect on our financial condition, changes in financial condition, results of operations, liquidity or capital resources.

Trend and Outlook

In early September, 2013, Northern Colorado experienced flooding that covered a wide area and caused extensive damage. Significant damage was done to the area’s infrastructure, such as roads, bridges, and water treatment facilities, as well as to numerous structures within the flood zone. Approximately 20 of our well sites were directly affected by the flood waters. However, the damage to our facilities was not severe, and there were no hydrocarbon spills at our sites. Most of the wells were repaired within a few weeks and all of the sites are expected to return to service during our first fiscal quarter. The cost of repairs will not have a significant impact on our financial statements. However, the extent of the flooding throughout our production area was so vast that it impacted our daily operations, even on well sites that were not directly affected by the flood. For several days, it was difficult to gather and transport hydrocarbons, and sales from our legacy vertical wells for the month of September decreased by 35% from the month of August. The new horizontal wells which reached productive status during the first week of September were less affected by the flood, and production from those wells is expected to meet our initial expectations for the quarter.

During fiscal year 2012, the Wattenberg Field experienced elevated line pressure in the natural gas and liquids gathering system. Issues with high line pressure continued during 2013. High line pressure restricts our ability to produce crude oil and natural gas. As line pressures increase, it becomes more difficult to inject gas produced by our wells into the pipeline. When line pressure is greater than the operating pressure of our wellhead equipment, the wellhead equipment is unable to inject gas into the pipeline, and our production is restricted or shut-in. Since our wells produce a mixture of crude oil and natural gas, restrictions in gas production also restrict oil production. Although various factors can cause increased line pressure, a significant factor in our area is the success of horizontal wells that have recently been drilled. As new horizontal wells come on-line with increased pressures and volumes, they produce more gas than the gathering system was designed to handle. Once a pipeline is at capacity, pressures increase and older wells with less natural pressure are not able to compete with the new wells. The pace of horizontal drilling in the Wattenberg is accelerating and it appears that it will be some time before the gathering system will have sufficient capacity to eliminate the high line pressure issues.

We are taking steps to mitigate high line pressures. Where it was cost beneficial, we installed compressors to aid the wellhead equipment in its injection of gas into the system. Compression equipment at the wellhead has proven beneficial, especially at pad sites with multiple vertical wells. Along with our mid-stream service provider, we are evaluating the installation of larger diameter pipe to improve the gas gathering capacity.

In addition, companies that operate the gas gathering pipelines are making significant capital investments to increase system capacity. As publicly disclosed, DCP Midstream Partners (“DCP”) is currently implementing a multi-year facility expansion capable of significantly increasing the long-term gathering and processing capacity in the Wattenberg Field. DCP is the principle third party provider that we employ to gather production from our wells. A significant improvement in the system will occur as a new processing plant in LaSalle, CO comes on line. The LaSalle, CO plant will have an estimated capacity of 110 million cubic feet per day. The grand opening for the LaSalle plant was held in October, 2013 and the plant is expected to reach full operational status during our first and second quarters of fiscal 2014. DCP has also announced the building of the Lucerne Plant II, northeast of Greeley in Weld County, with a maximum capacity of 230 mmcf/d, which is estimated to begin operations in 2015. At this time, we do not know how long it will take for the mitigation efforts to remedy the problem.

Other factors that will most significantly affect our results of operations include (i) activities on properties that we operate, (ii) the marketability of our production, (iii) our ability to satisfy our substantial capital requirements, (iv) completion of acquisitions of additional properties and reserves, (v) competition from larger companies and (vi) prices for oil and gas. Our revenues will also be significantly impacted by our ability to maintain or increase oil or gas production through exploration and development activities.

It is expected that our principal source of cash flow will be from the production and sale of oil and gas reserves which are depleting assets. Cash flow from the sale of oil and gas production depends upon the quantity of production and the price obtained for the production. An increase in prices will permit us to finance our operations to a greater extent with internally generated funds, may allow us to obtain equity financing from more sources or on better terms, and lessens the difficulty of obtaining financing. However, price increases heighten the competition for oil and gas prospects, increase the costs of exploration and development, and, because of potential price declines, increase the risks associated with the purchase of producing properties during times that prices are at higher levels.

A decline in oil and gas prices (i) will reduce our cash flow which in turn will reduce the funds available for exploring and replacing oil and gas reserves, (ii) will potentially reduce our current LOC borrowing base capacity and increase the difficulty of obtaining equity and debt financing and worsen the terms on which such financing may be obtained, (iii) will reduce the number of oil and gas prospects which have reasonable economic terms, (iv) may cause us to permit leases to expire based upon the value of potential oil and gas reserves in relation to the costs of exploration, and (v) may result in marginally productive oil and gas wells being abandoned as non-commercial. However, price declines reduce the competition for oil and gas properties and correspondingly reduce the prices paid for leases and prospects.

Other than the foregoing, we do not know of any trends, events or uncertainties that will have had or are reasonably expected to have a material impact on our sales, revenues or expenses.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.

The following paragraphs provide a discussion of our more significant accounting policies, estimates and judgments. We believe these accounting policies reflect our more significant estimates and assumptions used in preparation of our financial statements. See Note 1 of the Notes to the Financial Statements for a detailed discussion of the nature of our accounting practices and additional accounting policies and estimates made by management.

Oil and Gas Sales: We derive revenue primarily from the sale of produced crude oil and natural gas. Revenues from production on properties in which we share an economic interest with other owners are recognized on the basis of our interest. Revenues are reported on a gross basis for the amounts received before taking into account production taxes and transportation costs, which are reported as separate expenses. Revenue is recorded and receivables are accrued using the sales method, which occurs in the month production is delivered to the purchaser, at which time ownership of the oil is transferred to the purchaser. Payment is generally received between thirty and ninety days after the date of production. Provided that reasonable estimates can be made, revenue and receivables are accrued to recognize delivery of product to the purchaser. Differences between estimates and actual volumes and prices, if any, are adjusted upon final settlement.

Oil and Gas Reserves: Oil and gas reserves represent theoretical, estimated quantities of crude oil and natural gas which, using geological and engineering data, are estimated with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond our control. Accordingly, reserve estimates will likely differ from the future quantities of oil and gas that are ultimately recovered and the corresponding lifting costs associated with the recovery of these reserves.

The determination of depletion and amortization expenses, as well as the ceiling test calculation related to the recorded value of our oil and natural gas properties, is highly dependent on estimates of proved oil and natural gas reserves.

Oil and Gas Properties: We use the full cost method of accounting for costs related to our oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves (including the costs of unsuccessful efforts) are capitalized into a single full cost pool. These costs include land acquisition costs, geological and geophysical expense, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities. Under the full cost method, no gain or loss is recognized upon the sale or abandonment of oil and gas properties unless non-recognition of such gain or loss would significantly alter the relationship between capitalized costs and proved oil and gas reserves.

Capitalized costs of oil and gas properties are depleted using the unit-of-production method based upon estimates of proved reserves. For depletion purposes, the volume of petroleum reserves and production is converted into a common unit of measure at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Investments in unevaluated properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Asset Retirement Obligations (“ARO”):  We are subject to legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the asset is permanently removed from service.  Calculation of an ARO requires estimates about several future events, including the life of the asset, the costs to remove the asset from service, and inflation factors.  The ARO is initially measured at the present value of the expenditures expected to be required to satisfy the obligation, and is accreted to full value over time using our credit adjusted risk free interest rate.  Estimates are periodically reviewed and adjusted to reflect changes.

The present value of a liability for the ARO is initially recorded when it is incurred if a reasonable estimate of fair value can be made. This is typically when a well is completed or an asset is placed in service. When the ARO is initially recorded, we capitalize the cost (asset retirement cost or “ARC”) by increasing the carrying value of the related asset. ARCs related to wells are capitalized to the full cost pool and subject to depletion. Over time, the liability increases for the change in its present value (accretion of ARO), while the capitalized cost decreases over the useful life of the asset, recognized as depletion.

Stock-Based Compensation: We recognize all equity-based compensation as stock-based compensation expense, included in general and administrative expenses, based on the fair value of the compensation measured at the grant date. The expense is recognized over the vesting period of the grant.

Income Taxes: Deferred income taxes are recorded for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes using the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We provide for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not. If we conclude that it is more likely than not that some portion, or all, of the net deferred tax asset will not be realized, the balance of net deferred tax assets is reduced by a valuation allowance.

We consider many factors in our evaluation of deferred tax assets, including the following sources of taxable income that may be available under the tax law to realize a portion or all of a tax benefit for deductible timing differences and carry-forwards:

•	Future reversals of existing taxable temporary differences,
•	Taxable income in prior carry back years, if permitted,
•	Tax planning strategies, and
•	Future taxable income exclusive of reversing temporary differences and carry- forwards.

Recent Accounting Pronouncements

We evaluate the pronouncements of various authoritative accounting organizations to determine the impact of new pronouncements on U.S. GAAP and their impact on us.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires us to disclose both net and gross information about assets and liabilities that have been offset, if any, and the related arrangements. The disclosures under this new guidance are required to be provided retrospectively for all comparative periods presented. We are required to implement this guidance effective for the first quarter of fiscal 2014 and do not expect the adoption of ASU 2011-11 to have a material impact on our financial statements.

Various other accounting standards updates recently issued, most of which represented technical corrections to the accounting literature or were applicable to specific industries, and are not expected to a have a material impact on our financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Commodity Risk - Our primary market risk exposure results from the price we receive for our oil and natural gas production. Realized commodity pricing for our production is primarily driven by the prevailing worldwide price for oil and spot prices applicable to natural gas. Pricing for oil and natural gas production has been volatile and unpredictable in recent years, and we expect this volatility to continue in the foreseeable future. The prices we receive for production depend on many factors outside of our control, including volatility in the differences between product prices at sales points and the applicable commodity index price.

Interest Rate Risk - At August 31, 2013, we had debt outstanding under our bank credit facility totaling $37.0 million. Interest on our bank credit facility accrues at a variable rate, based upon either the Prime Rate or the London InterBank Offered Rate (LIBOR). At August 31, 2013, the interest rate was 2.7%, based upon LIBOR plus a margin of 2.5%. We are currently incurring interest at a rate of 2.7%, and we are exposed to interest rate risk on the bank credit facility if the variable reference rates increase. If interest rates increase, our interest expense would increase and our available cash flow would decrease.

Counterparty Risk –Effective January 1, 2013, we entered into commodity derivative agreements. These derivative financial instruments present certain market and counterparty risks. We seek to manage the counterparty risk associated with these contracts by limiting transactions to long standing and established counterparties. We are exposed to potential losses if a counterparty fails to perform according to the terms of the agreement. We do not require collateral or other security to be furnished by counterparties to our derivative financial instruments. There can be no assurance, however, that our practice effectively mitigates counterparty risk. The failure of any of the counterparties to our commodity derivative arrangements to fulfill their obligations to us could adversely affect our results of operations and cash flows.

SYNERGY RESOURCES CORPORATION

To the Board of Directors and Shareholder
Synergy Resources Corporation
Platteville, Colorado

We have audited the accompanying balance sheets of Synergy Resources Corporation (the “Company”) as of August 31, 2013 and 2012, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended August 31, 2013.  We have also audited the Company’s internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Resources Corporation as of August 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2013 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, Synergy Resources Corporation maintained, in all material respects, effective internal control over financial reporting as of August 31, 2013, based on criteria established in the 1992 Internal Control – Integrated Framework, issued by COSO.

/s/ EKS&H LLLP

November 13, 2013
Denver, Colorado

●   DENVER   ●  FORT COLLINS   ●   BOULDER    ●
www.EKSH.com

SYNERGY RESOURCES CORPORATION
BALANCE SHEETS
 (in thousands, except share data)

	August 31,	August 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$19,463	$19,284
Short-term investments	60,018	—
Accounts receivable:
Oil and gas sales	7,361	3,606
Joint interest billing	4,700	3,268
Inventory	194	178
Other current assets	239	132
Total current assets	91,975	26,468

Property and equipment:
Evaluated oil and gas properties, net	132,979	59,936
Unevaluated oil and gas properties	64,715	32,484
Other property and equipment, net	271	282
Property and equipment, net	197,965	92,702

Deferred tax asset, net	—	332
Other assets	1,296	1,230

Total assets	$291,236	$120,732

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade accounts payable	$949	$1,499
Well costs payable	25,491	5,733
Revenue payable	6,081	4,160
Production taxes payable	6,277	3,805
Other accrued expenses	254	395
Commodity derivative	2,315	—
Total current liabilities	41,367	15,592

Revolving credit facility	37,000	3,000
Commodity derivative	334	—
Deferred tax liability, net	6,538	—
Asset retirement obligations	2,777	1,027
Total liabilities	88,016	19,619

Commitments and contingencies (See Note 14)

Shareholders' equity:
Preferred stock - $0.01 par value, 10,000,000 shares authorized:
no shares issued and outstanding	—	—
Common stock - $0.001 par value, 100,000,000 shares authorized:
70,587,723 and 51,409,340 shares issued and outstanding,
respectively	71	52
Additional paid-in capital	216,383	123,876
Accumulated deficit	(13,234)	(22,815)
Total shareholders' equity	203,220	101,113

Total liabilities and shareholders' equity	$291,236	$120,732

SYNERGY RESOURCES CORPORATION
STATEMENTS OF OPERATIONS
 (in thousands, except share and per share data)

	For the Years Ended August 31,
	2013	2012	2011

Oil and gas revenues	$46,223	$24,969	$10,002

Expenses
Lease operating expenses	3,417	1,212	484
Production taxes	4,237	2,436	956
Depreciation, depletion,
and amortization	13,336	6,010	2,838
General and administrative	5,688	3,557	2,904
Total expenses	26,678	13,215	7,182

Operating income	19,545	11,754	2,820

Other income (expense)
Change in fair value of derivative
conversion liability	-	-	(10,229)
Commodity derivative realized loss	(395)	-	-
Commodity derivative unrealized loss	(2,649)	-	-
Interest expense, net	(97)	-	(4,247)
Interest income	47	38	56
Total other income (expense)	(3,094)	38	(14,420)

Income before income taxes	16,451	11,792	(11,600)

Deferred income tax provision (benefit)	6,870	(332)	-
Net income (loss)	$9,581	$12,124	$(11,600)

Net income (loss) per common share:
Basic	$0.17	$0.26	$(0.45)
Diluted	$0.16	$0.25	$(0.45)

Weighted average shares outstanding:
Basic	57,089,362	46,587,558	26,009,283
Diluted	59,088,761	48,359,905	26,009,283

SYNERGY RESOURCES CORPORATION
 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
 for the years ended August 31, 2013, 2012 and 2011
(in thousands, except share data)

	Number of Common	Par Value	Additional	Accumulated Earnings	Total Shareholders' Equity
	Shares	Common Stock	Paid - In Capital	(Deficit)	(Deficit)
Balance, August 31, 2010	13,510,981	$14	$22,309	$(23,339)	$(1,016)

Shares issued pursuant to conversion of debt and accrued interest at $1.60 per share, net of $1,052,917 unamortized debt discount	9,979,376	10	14,904	—	14,914
Reclassification of derivative conversion liability to equity pursuant to early conversion of debt	—	—	19,554	—	19,554
Shares issued in exchange for mineral leases and services	1,999,838	2	5,668	—	5,670
Shares issued in exchange for oil and gas assets, related party	1,381,818	1	4,697	—	4,698
Shares issued for cash at $2.00 per share pursuant to the November 30, 2010 offering memorandum, net of offering costs of $1,309,279	9,000,000	9	16,682	—	16,691
Shares issued pursuant to conversion of Series D warrants on a cashless basis	226,199	—	—	—	—
Stock based compensation			197		197
Net (loss)	—	—	—	(11,600)	(11,600)
Balance, August 31, 2011	36,098,212	$36	$84,011	$(34,939)	$49,108

Shares issued in exchange for mineral leases and services	669,765	1	1,998	—	1,999
Shares issued for cash at $2.75 per share pursuant to the October 7, 2011 offering memorandum, net of offering costs of $2,028,215	14,636,363	15	37,407	—	37,422
Stock based compensation	5,000	—	460	—	460
Net income	—	—	—	12,124	12,124
Balance, August 31, 2012	51,409,340	$52	$123,876	$(22,815)	$101,113

Shares issued for Orr Energy acquisition	3,128,422	3	13,515		13,518
Shares issued in exchange for mineral assets	687,122	1	3,165		3,166
Shares issued for cash at $6.25 per share pursuant to the June 13, 2013 offering memorandum, net of offering costs of $4.4 million	13,225,000	13	78,230		78,243
Shares issued for exercise of warrants	1,052,698	1	3,274		3,275
Taxes paid on stock option exercise	—	—	(6,990)		(6,990)
Shares issued for exercise of stock option	1,030,057	1	(1)		—
Stock based compensation	55,084	—	1,314		1,314
Net income				9,581	9,581
Balance, August 31, 2013	70,587,723	$71	$216,383	$(13,234)	$203,220

SYNERGY RESOURCES CORPORATION
 STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended August 31,
	2013	2012	2011
Cash flows from operating activities:
Net income (loss)	$9,581	$12,124	$(11,600)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depletion, depreciation, and amortization	13,336	6,010	2,838
Amortization of debt issuance cost	-	-	1,588
Accretion of debt discount	-	-	2,664
Provision for deferred taxes	6,870	(332)	-
Stock-based compensation	1,362	473	627
Valuation decrease in commodity derivatives	2,649	-	-
Change in fair value of derivative liability	-	-	10,229
Changes in operating assets and liabilities:
Accounts receivable
Oil and gas sales	(3,756)	(1,597)	(991)
Joint interest billing	(1,432)	(685)	(424)
Inventory	(16)	282	(72)
Accounts payable
Trade	(550)	(155)	1,550
Revenue	1,921	4,161	-
Production taxes	2,472	2,279	350
Accrued expenses	(141)	(1,291)	1,317
Other	(176)	(17)	(160)
Total adjustments	22,539	9,128	19,516
Net cash provided by operating activities	32,120	21,252	7,916

Cash flows from investing activities:
Acquisition of property and equipment	(80,469)	(46,751)	(30,247)
Short-term investments	(60,000)
Net proceeds from sales of oil and gas properties	-	71	8,382
Net cash used in investing activities	(140,469)	(46,680)	(21,865)

Cash flows from financing activities:
Proceeds from sale of stock	82,656	40,250	18,000
Offering costs	(4,413)	(2,829)	(1,309)
Proceeds from exercise of warrants	3,275	3,000	-
Shares withheld for payment of employee payroll taxes	(6,990)	-	-
Net proceeds from revolving credit facility	34,000	-	-
Principal repayment of related party notes payable	-	(5,200)	-
Net cash provided by financing activities	108,528	35,221	16,691

Net increase in cash and equivalents	179	9,793	2,742

Cash and equivalents at beginning of period	19,284	9,491	6,749

Cash and equivalents at end of period	$19,463	$19,284	$9,491

Supplemental Cash Flow Information (See Note 15)

SYNERGY RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
August 31, 2013, 2012 and 2011

1.	Organization and Summary of Significant Accounting Policies

Organization:  Synergy Resources Corporation ("the Company”)  is engaged in oil and gas acquisition, exploration, development and production activities, primarily in the Denver-Julesburg Basin ("D-J Basin") of Colorado.

Basis of Presentation:  The Company has adopted August 31st as the end of its fiscal year.  The Company does not utilize any special purpose entities.

At the directive of the Securities and Exchange Commission to use “plain English” in public filings, the Company will use such terms as “we,” “our,” “us” or “the Company” in place of Synergy Resources Corporation. When such terms are used in this manner throughout this document, they are in reference only to the corporation, Synergy Resources Corporation, and are not used in reference to the Board of Directors, corporate officers, management, or any individual employee or group of employees.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Reclassifications:    Certain amounts previously presented for prior periods have been reclassified to conform to the current presentation.  The reclassifications had no effect on net income, working capital or equity previously reported.

Use of Estimates:     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, including oil and gas reserves, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain.  Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary.  Actual results could differ from these estimates.

Cash and Cash Equivalents:  The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of less than three months to be cash and cash equivalents.

Short-Term Investments:  As part of its cash management strategies, the Company invests in short-term interest bearing deposits such as certificates of deposits with maturities of less than one year.

Inventory:    Inventories consist primarily of tubular goods and well equipment to be used in future drilling operations or repair operations and are carried at the lower of cost or market

Oil and Gas Properties:    The Company uses the full cost method of accounting for costs related to its oil and gas properties.  Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves (including the costs of unsuccessful efforts) are capitalized into a single full cost pool.  These costs include land acquisition costs, geological and geophysical expense, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.  Under the full cost method, no gain or loss is recognized upon the sale or abandonment of oil and gas properties unless non-recognition of such gain or loss would significantly alter the relationship between capitalized costs and proved oil and gas reserves.

Capitalized costs of oil and gas properties are depleted using the unit-of-production method based upon estimates of proved reserves.  For depletion purposes, the volume of petroleum reserves and production is converted into a common unit of measure at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.  Investments in unevaluated properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Wells in progress represent the costs associated with the drilling of oil and gas wells that have yet to be completed as of August 31, 2013.  Since the wells had not been completed as of August 31, 2013, they were classified within unevaluated oil and gas properties and were withheld from the depletion calculation and the ceiling test. The costs for these wells will be transferred into proved property when the wells commence production and will become subject to depletion and the ceiling test calculation in subsequent periods.

Under the full cost method of accounting, a ceiling test is performed each quarter.  The full cost ceiling test is an impairment test prescribed by SEC regulations.  The ceiling test determines a limit on the book value of oil and gas properties.  The capitalized costs of proved and unproved oil and gas properties, net of accumulated depreciation, depletion, and amortization, and the related deferred income taxes, may not exceed the estimated future net cash flows from proved oil and gas reserves, less future cash outflows associated with asset retirement obligations that have been accrued, plus the cost of unevaluated properties not being amortized, plus the lower of cost or estimated fair value of unevaluated properties being amortized.  Prices are held constant for the productive life of each well.  Net cash flows are discounted at 10%.  If net capitalized costs exceed this limit, the excess is charged to expense and reflected as additional accumulated depreciation, depletion and amortization.  The calculation of future net cash flows assumes continuation of current economic conditions.  Once impairment expense is recognized, it cannot be reversed in future periods, even if increasing prices raise the ceiling amount.  No provision for impairment was required for the twelve months ended August 31, 2013 or 2012.

The oil and natural gas prices used to calculate the full cost ceiling limitation are based upon a 12 month rolling average, calculated as the unweighted arithmetic average of the first day of the month price for each month within the 12 month period prior to the end of the reporting period, unless prices are defined by contractual arrangements.  Prices are adjusted for basis or location differentials.

Oil and Gas Reserves:    Oil and gas reserves represent theoretical, estimated quantities of crude oil and natural gas which geological and engineering data estimate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond the Company’s control. Accordingly, reserve estimates are different from the future quantities of oil and gas that are ultimately recovered and the corresponding lifting costs associated with the recovery of these reserves.

The determination of depletion and amortization expenses, as well as the ceiling test calculation related to the recorded value of the Company’s oil and natural gas properties, is highly dependent on estimates of proved oil and natural gas reserves.

Capitalized Interest:  The Company capitalizes interest on expenditures made in connection with acquisition of mineral interests and development projects that are not subject to current amortization.  Interest is capitalized during the period that activities are in progress to bring the projects to their intended use.  See Note 9 for additional information.

Capitalized Overhead:  A portion of the Company’s overhead expenses are directly attributable to acquisition and development activities.  Under the full cost method of accounting, these expenses in the amounts shown in the table below were capitalized in the full cost pool (in thousands).

	For the Years Ended August 31,
	2013	2012	2011
Capitalized overhead	$637	$345	$206

Well Costs Payable:  The cost of wells in progress are recorded as incurred, generally based upon invoiced amounts or joint interest billings (“JIB”).  For those instances in which an invoice or JIB is not received on a timely basis, estimated costs are accrued to oil and gas properties, generally based on the Authorization for Expenditure (“AFE”).

Other Property and Equipment:  Support equipment (including such items as vehicles, well servicing equipment, and office furniture and equipment) is stated at the lower of cost or market.  Depreciation of support equipment is computed using primarily the straight-line method over periods ranging from five to seven years.

Asset Retirement Obligations:    The Company’s activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the asset is permanently removed from service.  Calculation of an asset retirement obligation ("ARO") requires estimates about several future events, including the life of the asset, the costs to remove the asset from service, and inflation factors.  The ARO is initially estimated based upon discounted cash flows over the life of the asset and is accreted to full value over time using the Company’s credit adjusted risk free interest rate.  Estimates are periodically reviewed and adjusted to reflect changes.

The present value of a liability for the ARO is initially recorded when it is incurred if a reasonable estimate of fair value can be made.  This is typically when a well is completed or an asset is placed in service.  When the ARO is initially recorded, the Company capitalizes the cost (asset retirement cost or “ARC”) by increasing the carrying value of the related asset.  ARCs related to wells are capitalized to the full cost pool and subject to depletion.  Over time, the liability increases for the change in its present value (accretion of ARO), while the net capitalized cost decreases over the useful life of the asset, as depletion expense is recognized.  In addition, ARCs are included in the ceiling test calculation for valuing the full cost pool.

Derivative Conversion Liability:  The Company accounted for the embedded conversion features in its convertible promissory notes, issued during fiscal year 2010, in accordance with the guidance for derivative instruments, which requires a periodic valuation of their fair value and a corresponding recognition of liabilities associated with such derivatives.  The recognition of derivative conversion liabilities related to the issuance of convertible debt was applied first to the proceeds of such issuance as a debt discount at the date of the issuance.  All subsequent increases or decreases in the fair value of derivative conversion liabilities were recognized as a charge or credit to other income (expense) in results of operations.  In connection with the conversion of convertible promissory notes into shares of the Company’s common stock, derivative conversion liabilities were reclassified to additional paid-in-capital.  The amounts recognized in the financial statements follow.

	For the Years Ended August 31,
	(in thousands)
	2013	2012	2011
Non-cash expense recognized related to the change in
the fair value of derivative conversion liabilities	$-	$-	$10,229
Derivative conversion liabilities recognized in additional
paid-in-capital	$-	$-	$19,554

Debt Issuance Costs:  Debt issuance costs incurred in connection with executing convertible promissory notes between December 29, 2009, and March 12, 2011 were classified as a long-term asset.  However, as a result of the conversion of all outstanding convertible promissory notes into shares of the Company’s common stock, all debt issuance costs were recognized as a component of interest expense through August 31, 2011.

Oil and Gas Sales:  The Company derives revenue primarily from the sale of crude oil and natural gas produced on its properties.  Revenues from production on properties in which the Company shares an economic interest with other owners are recognized on the basis of the Company's pro-rata interest.  Revenues are reported on a gross basis for the amounts received before taking into account production taxes and lease operating costs, which are reported as separate expenses.  Revenue is recorded and receivables are accrued using the sales method, which occurs in the month production is delivered to the purchaser, at which time ownership of the oil is transferred to the purchaser.  Payment is generally received between thirty and ninety days after the date of production.  Provided that reasonable estimates can be made, revenue and receivables are accrued to recognize delivery of product to the purchaser.  Differences between estimates and actual volumes and prices, if any, are adjusted upon final settlement.

Major Customers and Operating Region:    The Company operates exclusively within the United States of America.  Except for cash and short-term investments, all of the Company’s assets are employed in and all of its revenues are derived from the oil and gas industry.   The table below presents the percentages of oil and gas revenue resulting from purchases by major customers.

	For the Years Ended August 31,
	2013	2012	2011
Company A	50%	68%	75%
Company B	15%	11%	21%

The Company sells production to a small number of customers, as is customary in the industry.  Based on the current demand for oil and natural gas, the availability of other buyers, and the Company having the option to sell to other buyers if conditions so warrant, the Company believes that its oil and gas production can be sold in the market in the event that it is not sold to the Company’s existing customers. However, in some circumstances, a change in customers may entail significant transition costs and/or shutting in or curtailing production for weeks or even months during the transition to a new customer.

Accounts receivable consist primarily of trade receivables from oil and gas sales and amounts due from other working interest owners whom have been billed for their proportionate share of well costs.  The Company typically has the right to withhold future revenue disbursements to recover outstanding joint interest billings on outstanding receivables from joint interest owners.

Customers with balances greater than 10% of total receivable balances as of each of the fiscal year ends presented are shown in the following table:

	As of August 31,
	2013	2012	2011
Company A	24%	35%	31%
Company B	23%	30%	31%
Company C	12%	*	13%

* less than 10%

Lease Operating Expenses:  Costs incurred to operate and maintain wells and related equipment and facilities are expensed as incurred.  Lease operating expenses (also referred to as production or lifting costs) include the costs of labor to operate the wells and related equipment and facilities, repairs and maintenance, materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities, property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

Stock-Based Compensation:  The Company recognizes all equity-based compensation as stock-based compensation expense based on the fair value of the compensation measured at the grant date, calculated using the Black-Scholes-Merton option pricing model.  The expense is recognized over the vesting period of the grant.  See Note 11 below for additional information.

Income Tax:  Income taxes are computed using the asset and liability method.  Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, their respective tax bases as well as the effect of net operating losses, tax credits and tax credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date.

No significant uncertain tax positions were identified as of any date on or before August 31, 2013.  The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in income tax expense.  As of August 31, 2013, the Company has not recognized any interest or penalties related to uncertain tax benefits.  For further information, see Note 12 below.

Financial Instruments:  The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of less than three months to be cash and cash equivalents.  A substantial portion of the Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, trade accounts payable, accrued expenses, and obligations under the revolving line of credit facility, all of which are considered to be representative of their fair value due to the short-term and highly liquid nature of these instruments.

Financial instruments, whether measured on a recurring or non-recurring basis, are recorded at fair value.  A fair value hierarchy, established by the Financial Accounting Standards Board, prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

As discussed in Note 5, the Company incurred asset retirement obligations during the periods presented, the value of which was determined using unobservable pricing inputs (or Level 3 inputs).  The Company uses the income valuation technique to estimate the fair value of the obligation using several assumptions and judgments about the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement.

Commodity Derivative Instruments: The Company has entered into commodity derivative instruments, primarily utilizing swaps or “no premium” collars to reduce the effect of price changes on a portion of our future oil production. The Company’s commodity derivative instruments are measured at fair value and are included in the accompanying balance sheets as commodity derivative assets and liabilities. Unrealized gains and losses are recorded based on the changes in the fair values of the derivative instruments. Both the unrealized and realized gains and losses resulting from the contract settlement of derivatives are recorded in the commodity derivative line on the statement of operations. We value our derivative instruments by obtaining independent market quotes, as well as using industry standard models that consider various assumptions, including quoted forward prices for commodities, risk free interest rates, and estimated volatility factors, as well as other relevant economic measures.  We compare the valuations calculated by us to valuations provided by the counterparties to assess the reasonableness of each valuation. The discount rate used in the fair values of these instruments includes a measure of nonperformance risk by the counterparty or us, as appropriate. For additional discussion, please refer to Note 7—Commodity Derivative Instruments.

Earnings Per Share Amounts:  Basic earnings per share includes no dilution and is computed by dividing net income or loss by the weighted-average number of shares outstanding during the period.  Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company.  The number of potential shares outstanding relating to stock options and warrants is computed using the treasury stock method.  Potentially dilutive securities outstanding are not included in the calculation when such securities would have an anti-dilutive effect on earnings per share.

The following table sets forth the share calculation of diluted earnings per share.

	For the Years Ended August 31,
	2013	2012	2011
Weighted-average shares outstanding - basic	57,089,362	46,587,558	26,009,283
Potentially dilutive common shares from:
Stock options	1,881,682	1,380,861	-
Warrants	117,717	391,486	-
Weighted-average shares outstanding - diluted	59,088,761	48,359,905	26,009,283

The following potentially dilutive securities outstanding for the fiscal years presented were not included in the respective earnings per share calculation above, as such securities had an anti-dilutive effect on earnings per share:

	For the Years Ended August 31,
	2013	2012	2011
Potentially dilutive common shares from:
Stock options	670,000	2,495,000	4,645,000
Warrants	8,500,000	14,098,000	14,931,067
Total	9,170,000	16,593,000	19,576,067

Recent Accounting Pronouncements:  The Company evaluates the pronouncements of various authoritative accounting organizations to determine the impact of new pronouncements on US GAAP and the impact on the Company.  There were various updates recently issued by the Financial Accounting Standards Board, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company's consolidated financial position, results of operations or cash flows.

2.	Property and Equipment

The capitalized costs related to the Company’s oil and gas producing activities were as follows (in thousands):

	As of August 31,
	2013	2012
Oil and gas properties, full cost method:
Unevaluated costs, not subject to amortization:
Lease acquisition and other costs	$38,826	$27,070
Wells in progress	25,889	5,414
Subtotal, unevaluated costs	64,715	32,484

Evaluated costs:
Producing and non-producing	155,755	69,667
Total capitalized costs	220,470	102,151
Less, accumulated depletion	(22,776)	(9,731)
Oil and gas properties, net	197,694	92,420

Other property and equipment	544	436
Less, accumulated depreciation	(273)	(154)
Other property and equipment, net	271	282

Total property and equipment, net	$197,965	$92,702

Periodically, the Company reviews its unevaluated properties to determine if the carrying value of such assets exceeds estimated fair value.  The reviews as of each of the fiscal year ends presented, indicated that estimated fair values of such assets exceeded carrying values, thus revealing no impairment.  The full cost ceiling test, explained in Note 1, and, as performed as of each of the fiscal year ends presented, similarly revealed no impairment of oil and gas assets.

Costs Incurred:  Costs incurred in oil and gas property acquisition, exploration and development activities for the fiscal years presented were (in thousands):

	For the Years Ended August 31,
	2013	2012	2011
Acquisition of property:
Unproved	$12,295	$9,145	$9,198
Proved	43,143	459	21,251
Exploration costs	-	-	-
Development costs	61,128	39,739	14,997
Asset retirement obligation	1,578	300	351
Total costs incurred	$118,144	$49,643	$45,797

Capitalized Costs Excluded from Amortization:  The following table summarizes costs related to unevaluated properties that have been excluded from amounts subject to depletion, depreciation, and amortization at August 31, 2013 (in thousands).  There were no individually significant properties or significant development projects included in the Company’s unevaluated property balance.  The Company regularly evaluates these costs to determine whether impairment has occurred.  The majority of these costs are expected to be evaluated and included in the amortization base within three years.

	Period Incurred				Total as of
					August 31,
	2013	2012	2011	Prior	2013
Unproved leasehold acquisition costs	$11,757	$9,636	$16,585	$848	$38,826
Unevaluated development costs	25,889	-	-	-	$25,889
Total unevaluted costs	$37,646	$9,636	$16,585	$848	$64,715

3.	Acquisition

On October 23, 2012, the Company entered into a definitive purchase and sale agreement (“the Agreement”), with Orr Energy, LLC (“Orr”), for its interests in 36 producing oil and gas wells and approximately 3,933 gross (3,196 net) mineral acres (the “Orr Assets”). On December 5, 2012, the Company closed the transaction for a combination of cash and stock.  Orr received 3,128,422 shares of the Company’s common stock valued at $13.5 million and cash consideration of approximately $29.0 million. Transaction costs related to the acquisition were approximately $109,000, all of which were recorded in the statement of operations within the general and administrative expenses line item for the twelve months ended August 31, 2013.   No material costs were incurred for the issuance of the shares of common stock.

The acquisition was accounted for using the acquisition method under ASC 805, Business Combinations, which requires the acquired assets and liabilities to be recorded at fair values as of the acquisition date of December 5, 2012.  The following table summarizes the purchase price and final allocations of the fair value of the assets acquired and liabilities assumed (in thousands):

Purchase Price	December 5, 2012
Consideration Given
Cash	$29,012
Synergy Resources Corp. Common Stock *	13,515

Total consideration given	$42,527

Allocation of Purchase Price
Proved oil and gas properties	$43,143
Unproved oil and gas properties	466
Total fair value of oil and gas properties acquired	43,609

Working capital	$(842)
Asset retirement obligation	(240)

Fair value of net assets acquired	$42,527

Working capital acquired was estimated as follows:
Accounts receivable	521
Accrued liabilities and expenses	(1,363)

Total working capital	$(842)

*
The fair value of the consideration attributed to the Common Stock under ASC 805 was based on the Company's closing stock price on the measurement date of December 5, 2012. (3,128,422 shares at $4.32 per share)

Pro Forma Financial Information

As stated above, on December 5, 2012, the Company completed an acquisition of oil and gas properties from Orr Energy.  Below are the combined results of operations for the twelve months ended August 31, 2013 and 2012 as if the acquisition had occurred on September 1, 2011 (in thousands, except per share data).

The unaudited pro forma results reflect significant pro forma adjustments related to funding the acquisition through the issuance of common stock, additional depreciation expense, costs directly attributable to the acquisition and costs incurred as a result of the Orr Energy acquisition. The pro forma results do not include any cost savings or other synergies that may result from the acquisition or any estimated costs that have been or will be incurred by the Company to integrate the properties acquired.  The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the period, nor are they necessarily indicative of future results.

	For the years ended August 31,
	(Unaudited)
	2013	2012

Oil and Gas Revenues	$47,760	$32,188

Net income	$10,118	$14,870

Earnings per common share
Basic	$0.17	$0.30
Diluted	$0.17	$0.29

4.	Depletion, depreciation and amortization (“DDA”)

Depletion, depreciation and amortization consisted of the following (in thousands):

	For the Years Ended August 31,
	2013	2012	2011
Depletion	$13,046	$5,838	$2,743
Depreciation and amortization	290	172	95
Total DDA Expense	$13,336	$6,010	$2,838

Capitalized costs of evaluated oil and gas properties are depleted quarterly using the units-of-production method based on a depletion rate, which is calculated by comparing production volumes for the quarter to estimated total reserves at the beginning of the quarter.

5.	Asset Retirement Obligations

Upon completion or acquisition of a well, the Company recognizes obligations for its oil and gas operations for anticipated costs to remove and dispose of surface equipment, plug and abandon the wells, and restore the drilling sites to its original use.  The estimated present value of such obligations is determined using several assumptions and judgments about the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in regulations.  Changes in estimates are reflected in the obligations as they occur.  If the fair value of a recorded asset retirement obligation changes, a revision is recorded to both the asset retirement obligation and the asset retirement capitalized cost.  For the purpose of determining the fair value of ARO incurred during the fiscal years presented, the Company used the following assumptions:

For the Years Ended August 31,
	2013	2012
Inflation rate	3.9 - 4.0%	3.9 - 4.0%
Estimated asset life	24.0 - 40.0 years	24.0 - 27.6 years
Credit adjusted risk free interest rate	8.0 - 11.2%	11.2 - 11.7%

The following table summarizes the changes in asset retirement obligations associated with the Company's oil and gas properties (in thousands).  The revisions recognized during 2013 were primarily from increases in the undiscounted abandonment cost estimates.

	As of August 31,
	2013	2012
Beginning asset retirement obligation	$1,027	$644
Liabilities incurred	376	300
Liabilities assumed	240	-
Liabilities settled	-	-
Accretion expense	172	83
Revisions in previous estimates	962	-
	$2,777	$1,027

6.	Revolving Credit Facility

On November 28, 2012, the Company entered into an amended revolving credit facility (“LOC”) with a bank syndicate.  The LOC is available for working capital requirements, capital expenditures, acquisitions, general corporate purposes, and to support letters of credit.  The terms provide for $150 million in the maximum amount of borrowings available to the Company, subject to a borrowing base limitation.  Community Banks of Colorado acts as the administrative agent for the bank syndicate with respect to the LOC.  The credit facility expires on November 28, 2016.

Interest under the LOC is payable monthly and accrues at a variable rate, subject to a minimum rate.  For each borrowing, the Company designates its choice of reference rates, which can be either the Prime Rate plus a margin of 0% to 1%, or London Interbank Offered Rate (LIBOR) plus a margin of 2.50% to 3.25%.  The interest rate margin, as well as other bank fees, varies with utilization of the LOC.  The average annual interest rate for borrowings during the year ended August 31, 2013, was 3.2%.  As of August 31, 2013, the interest rate on the outstanding balance was 2.7%, representing LIBOR plus a margin of 2.5%.

Certain of the Company’s assets, including substantially all developed properties, have been designated as collateral under the arrangement.  The borrowing commitment is subject to adjustment based upon a borrowing base calculation that includes the value of oil and gas reserves.  The borrowing base limitation is generally subject to redetermination on a semi-annual basis.  The most recent redetermination increased the borrowing base to $75 million based upon the reserve report as of February 28, 2013.  As of August 31, 2013, the unused borrowing base available for future borrowing totaled approximately $38 million.

The arrangement contains covenants that, among other things, restrict the payment of dividends and require compliance with certain customary financial ratios.  On a quarterly basis, the Company must maintain (a) an adjusted current ratio greater than 1.0, (b) a ratio of earnings before interest, taxes, depletion, amortization and exploration expense (EBITDAX) greater than 3.5 times interest and fees, (c) a ratio of total funded debt less than 3.5 times EBITDAX, and (d) a ratio of total funded debt less than 0.5 times total capitalization.  Furthermore, terms of the LOC require the Company to maintain hedge contracts covering future production quantities that are included in the borrowing base.  The Company is required to hedge no less than 45% and no more than 80% of scheduled production for a rolling 24 months.

7.	Commodity Derivative Instruments

The Company has entered into commodity derivative instruments, as described below.  The Company has utilized swaps or “no premium” collars to reduce the effect of price changes on a portion of its future oil production.  A swap requires a payment to the counterparty if the settlement price exceeds the strike price and the same counterparty is required to make a payment if the settlement price is less than the strike price.  A collar requires a payment to the counterparty if the settlement price is above the ceiling price and requires the counterparty to make a payment if the settlement price is below the floor price.  The objective of the Company’s use of derivative financial instruments is to achieve more predictable cash flows in an environment of volatile oil and gas prices and to manage its exposure to commodity price risk.  While the use of these derivative instruments limits the downside risk of adverse price movements, such use may also limit the Company’s ability to benefit from favorable price movements.  The Company may, from time to time, add incremental derivatives to hedge additional production, restructure existing derivative contracts or enter into new transactions to modify the terms of current contracts in order to realize the current value of the Company’s existing positions.  The Company does not enter into derivative contracts for speculative purposes.

The use of derivatives involves the risk that the counterparties to such instruments will be unable to meet the financial terms of such contracts.  The Company’s derivative contracts are currently with one counterparty.  The Company has netting arrangements with the counterparty that provide for the offset of payables against receivables from separate derivative arrangements with the counterparty in the event of contract termination.  The derivative contracts may be terminated by a non-defaulting party in the event of default by one of the parties to the agreement.

The Company’s commodity derivative instruments are measured at fair value and are included in the accompanying balance sheets as commodity derivative assets and liabilities.  Unrealized gains and losses are recorded based on the changes in the fair values of the derivative instruments.  Both the unrealized and realized gains and losses resulting from contract settlement of derivatives are recorded in the commodity derivative line on the statements of operations.  The Company’s valuation estimate takes into consideration the counterparty’s credit worthiness, the Company’s credit worthiness, and the time value of money.  The consideration of the factors results in an estimated exit-price for each derivative asset or liability under a market place participant’s view.  Management believes that this approach provides a reasonable, non-biased, verifiable, and consistent methodology for valuing commodity derivative instruments.

The Company’s commodity derivative contracts as of August 31, 2013 are summarized below:

Contract Type	Basis (1)	Quantity (Bbl/month)	Strike Price ($/Bbl)	Term
Collar	NYMEX	3,014	$87.00 - $102.50	Sept 1, 2013 - Dec 31, 2013
Collar	NYMEX	1,840	$85.00 - $98.50	Jan 1, 2014 - Dec 31, 2014
Collar	NYMEX	7,000	$80.00 - $92.50	Jan 1, 2015 - Jun 30, 2015

Contract Type	Basis (1)	Quantity (Bbl/month)	Swap Price ($/Bbl)	Term
Swap	NYMEX	3,014	$91.70	Sept 1, 2013 - Dec 31, 2013
Swap	NYMEX	6,000	$96.35	Sept 1, 2013 - Dec 31, 2013 (2)
Swap	NYMEX	8,000	$94.45	Sept 1, 2013 - Dec 31, 2013
Swap	NYMEX	15,000	$98.00	Sept 1, 2013 - Dec 31, 2013
2013 Total/Average		32,014	$95.13
Swap	NYMEX	1,840	$90.80	Jan 1, 2014 - Dec 31, 2014
Swap	NYMEX	2,000	$90.11	Jan 1, 2014 - Dec 31, 2014
Swap	NYMEX	5,000	$90.50	Jan 1, 2014 - Dec 31, 2014
Swap	NYMEX	15,000	$98.00	Jan 1, 2014 - Feb 28, 2014
2014 Total/Average		23,840	$92.35

(1) NYMEX refers to WTI quoted prices on the New York Mercantile Exchange
(2) In connection with entering into these swaps with premium hedged prices, the counterparty has the right, but not the obligation to extend the swap to January 1, 2014 through December 31, 2014 at the current strike price and quantity.  This option expires on December 31, 2013.

    The following table details the fair value of the derivatives recorded in the applicable balance sheet, by category (in thousands):

		As of August 31,
Underlying Commodity	Balance Sheet Location	2013	2012
Crude Oil derivative contract	Current liabilities	$2,315	$-
Crude Oil derivative contract	Noncurrent liabilities	$334	$-

    The amount of loss recognized in the statements of operations related to derivative financial instruments was as follows (in thousands):

	For the Years Ended August 31,
	2013	2012	2011
Unrealized loss on commodity derivatives	$2,649	$-	$-
Realized loss on commodity derivatives	395	-	-
Total loss	$3,044	$-	$-

8.	Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosure, establishes a hierarchy for inputs used in measuring fair value for financial assets and liabilities that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.  Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

•	Level 1: Quoted prices are available in active markets for identical assets or liabilities;
•	Level 2: Quoted prices in active markets for similar assets and liabilities that are observable for the asset or liability;
•	Level 3: Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash or valuation models.

The financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. There were no significant assets or liabilities that were measured at fair value on a non-recurring basis during the reporting periods after initial recognition.

The Company’s non-recurring fair value measurements include asset retirement obligations, please refer to Note 5—Asset Retirement Obligations, and for the purchase price allocations for the fair value of assets and liabilities acquired through business combinations, please refer to Note 3—Acquisitions.

The Company determines the estimated fair value of its asset retirement obligations by calculating the present value of estimated cash flows related to plugging and abandonment liabilities using level 3 inputs. The significant inputs used to calculate such liabilities include estimates of costs to be incurred; the Company’s credit adjusted discount rates, inflation rates and estimated dates of abandonment. The asset retirement liability is accreted to its present value each period and the capitalized asset retirement cost is depleted as a component of the full cost pool using the units-of-production method.

The acquisition of a group of assets in a business combination transaction requires fair value estimates for assets acquired and liabilities assumed.  The fair value of assets and liabilities acquired through business combinations is calculated using a discounted-cash flow approach using level 3 inputs. Cash flow estimates require forecasts and assumptions for many years into the future for a variety of factors, including risk-adjusted oil and gas reserves, commodity prices and operating costs.

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recuring basis as of  August 31, 2013 and 2012 by level within the fair value hierarchy (in thousands):

Fair Value Measurements at August 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets and liabilities:
Commodity derivative asset	$-	$-	$-	$-
Commodity derivative liability	$-	$2,649	$-	$2,649

Fair Value Measurements at August 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets and liabilities:
Commodity derivative asset	$-	$-	$-	$-
Commodity derivative liability	$-	$-	$-	$-

Commodity Derivative Instruments

The Company determines its estimate of the fair value of derivative instruments using a market approach based on several factors, including quoted market prices in active markets, quotes from third parties, the credit rating of each counterparty, and the Company’s own credit rating. In consideration of counterparty credit risk, the Company assessed the possibility of whether the counterparty to the derivative would default by failing to make any contractually required payments.  Additionally, the Company considers that it is of substantial credit quality and has the financial resources and willingness to meet its potential repayment obligations associated with the derivative transactions. At August 31, 2013, derivative instruments utilized by the Company consist of both “no premium” collars and swaps. The crude oil derivative markets are highly active. Although the Company’s derivative instruments are valued using public indices, the instruments themselves are traded with third-party counterparties and are not openly traded on an exchange. As such, the Company has classified these instruments as level 2.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, commodity derivative instruments (discussed above) and credit facility borrowings. The carrying values of cash and cash equivalents and accounts receivable, accounts payable are representative of their fair values due to their short-term maturities.  The carrying amount of the Company’s credit facility approximated fair value as it bears interest at variable rates over the term of the loan.

9.	Interest Expense

The components of interest expense are (in thousands):

	For the Years Ended August 31,
	2013	2012	2011

Revolving bank credit facility at a variable rate	$1,067	$108	$41
Convertible promissory notes at 8%	-	-	590
Related party note payable at 5.25%	-	68	74
Accretion of debt discount	-	-	2,664
Amortization of debt issuance costs	160	32	1,588
Less, interest capitalized	(1,130)	(208)	(710)
Interest expense, net	$97	$-	$4,247

10.	Shareholders’ Equity

The Company's classes of stock are summarized as follows:

	For the Years Ended August 31,
	2013	2012	2011
Preferred stock, shares authorized	10,000,000	10,000,000	10,000,000
Preferred stock, par value	$0.01	$0.01	$0.01
Preferred stock, shares issued and outstanding	nil	nil	nil
Common stock, shares authorized	100,000,000	100,000,000	100,000,000
Common stock, par value	$0.001	$0.001	$0.001
Common stock, shares issued and outstanding	70,587,723	51,409,340	36,098,212

Preferred Stock may be issued in series with such rights and preferences as may be determined by the Board of Directors.  Since inception, the Company has not issued any preferred shares.

The following shares of common stock were issued during the fiscal years presented:

Sale of common stock

In June 2013, the Company completed the sale of common stock in an underwritten public offering led by Johnson Rice LLC.

In fiscal year 2012, the Company completed the sale of common stock in an underwritten public offering led by Northland Capital Markets.

In fiscal year 2011, the Company completed the sale of common stock to private investors.

Certain details of each transaction are shown in the following table.  Net proceeds represent amounts received by the Company after deductions for underwriting discounts, commissions and expenses of the offering.

	For the Years Ended August 31,
	2013	2012	2011
Number of common shares sold	13,225,000	14,363,363	9,000,000
Offering price per common share	$6.25	$2.75	$2.00
Net proceeds (in thousands)	$78,243	$37,422	$16,691

Common stock issued for acquisition of mineral interests and services

During the fiscal years presented, the Company issued common shares in exchange for mineral property interests and to individuals as compensation for services provided to the Company.  The value of each transaction was determined using the market price of the Company’s common stock on the date of each transaction.

	For the Years Ended August 31,
	2013	2012	2011
Number of common shares issued for mineral property leases	687,122	669,765	1,864,838
Number of common shares issued for Orr Energy acquisition	3,128,422	-	-
Total common shares issued	3,815,544	669,765	1,864,838

Average price per common share	$4.37	$3.12	$3.04
Aggregate value of shares issues (in thousands)	16,684	$2,090	$5,670

Common stock warrants

The Company has issued warrants to purchase common stock.  The relevant terms of the warrants are described in the following paragraphs.

Series A – During the year ended August 31, 2009, the Company issued 4,098,000 Series A warrants, each of which was immediately exercisable.  Each Series A warrant entitled the holder to purchase one share of common stock for $6.00 per share.  All of the Series A warrants expired on December 31, 2012.

Series B – During the year ended August 31, 2009, the Company issued 1,000,000 Series B warrants, each of which was immediately exercisable.  Each Series B warrant entitled the holder to purchase one share of common stock for $10.00 per share.  All of the Series B warrants expired on December 31, 2012.

Series C – During the year ended August 31, 2010, the Company issued 9,000,000 Series C warrants in connection with a unit offering.  Each unit included one convertible promissory note with a face value of $100,000 and 50,000 Series C warrants.  Each Series C warrant entitles the holder to purchase one share of common stock for $6.00 per share.  The Series C warrants will expire, if not previously exercised, on December 31, 2014.  During the year ended August 31, 2013, 500,000 warrants were exercised.

Series D – During the year ended August 31, 2010, the Company issued 1,125,000 Series D warrants to the placement agent for a unit offering.  Each Series D warrant entitles the holder to purchase one share of common stock for $1.60 per share, and contains a net settlement provision that provides for exercise of the warrants on a cashless basis.  The Series D warrants will expire, if not previously exercised, on December 31, 2014.  During each of the three years ended August 31, 2013, the following warrants were exercised: 627,799 during fiscal 2013, nil during fiscal 2012, and 355,399 during fiscal 2011.

Sales Agent Warrants – During the year ended August 31, 2009, the Company issued 31,733 warrants to the sales agent for an equity offering.  Each Sales Agent Warrant entitled the holder to purchase two shares of common for $1.80 per share.  The Sales Agent Warrants had an expiration date of December 31, 2012, and all of the warrants were exercised during the year ended August 31, 2013.

Investor Relations Warrants – During the year ended August 31, 2012, the Company issued 100,000 warrants to a firm providing investor relations services.  Each Investor Relations Warrant entitles the holder to purchase one share of common stock for $2.69 per share, and contains a net settlement provision that provides for exercise of the warrants on a cashless basis.  The warrants were to become exercisable in equal quarterly installments over a one year period.  During the year ended August 31, 2013, warrants to purchase 50,000 shares became exercisable and warrants to purchase 50,000 shares were forfeited due to early termination of the agreement.  Also during the year ended August 31, 2013, 25,000 warrants were exercised.

The following table summarizes activity for common stock warrants for the fiscal years presented:

	Number of Shares Issuable Upon Warrant Exercise	Weighted Average Exercise Price Per Share
Outstanding, August 31, 2010	15,286,466	$5.92
Exercised	355,399	$1.60
Outstanding, August 31, 2011	14,931,067	$6.02
Granted	100,000	$2.69
Exercised	-	$-
Outstanding, August 31, 2012	15,031,067	$6.02
Exercised	1,216,265	$3.44
Forfeited / Expired	5,148,000	$6.74
Outstanding, August 31, 2013	8,666,802	$5.92

The following table summarizes information about the Company’s issued and outstanding common stock warrants as of August 31, 2013:

Description	Number of Shares	Exercise Price	Remaining Contractual Life (in years)	Exercise Price times number of shares
Series C	8,500,000	$6.00	1.30	$51,000,000
Series D	141,802	$1.60	1.30	$226,883
Investor Relations	25,000	$2.69	2.30	$67,250
Total	8,666,802			$51,294,133

Conversion of Promissory Notes into Shares of Common Stock

During the year ended August 31, 2011, convertible promissory notes with a face value of $15,908,000 were converted into 9,942,500 shares of common stock at a rate of $1.60 per share.  In addition, 36,876 shares of common stock were issued in payment of accrued interest, also at a rate of $1.60 per share.

The notes had been issued during the fiscal year ended August 31, 2010, as part of the Company’s sale of 180 units, each of which consisted of a convertible promissory note in the face amount of $100,000 and bearing interest at an annual rate of 8%.  Some of the notes were converted into common shares during the year ended August 31, 2010, and all of the remaining outstanding notes were converted during the year ended August 31, 2011.

11.	Stock-Based Compensation

In addition to cash compensation, the Company may compensate certain service providers, including employees, directors, consultants, and other advisors, with equity based compensation in the form of stock options, restricted stock grants, and warrants.  The Company records an expense related to equity compensation by pro-rating the estimated fair value of each grant over the period of time that the recipient is required to provide services to the Company (the “vesting phase”).  The calculation of fair value is based, either directly or indirectly, on the quoted market value of the Company’s common stock.  Indirect valuations are calculated using the Black-Scholes-Merton option pricing model. For the periods presented, all stock based compensation expense was classified as a component within General and Administrative expense on the Statement of Operations.

The amount of stock based compensation expense is as follows (in thousands):

	For the Years Ended August 31,
	2013	2012	2011
Stock options	$1,039	$443	$197
Restricted stock grants	277	17	430
Investor relations warrants	46	13	-
	$1,362	$473	$627

General Description of Stock Option and Other Stock Award Plans

The Company has three stock award plans: (i) a 2011 non-qualified stock option plan, (ii) a 2011 incentive stock option plan, and (iii) a 2011 stock bonus plan.  The plans adopted during 2011 replaced a non-qualified stock option plan and a stock bonus plan originally adopted during 2005 (the “2005 Plans”).  No additional options or shares will be issued under the 2005 Plans.

Each plan authorizes the issuance of shares of the Company's common stock to persons that exercise options granted pursuant to the Plan.  Employees, directors, officers, consultants and advisors are eligible to receive such awards, provided that bona fide services be rendered by such consultants or advisors and such services must not be in connection with promoting our stock or the sale of securities in a capital-raising transaction.  The option exercise price is determined by the Board of Directors, though is generally the closing market price of Company stock on the date of grant.

As of August 31, 2013, there were 5,000,000 shares authorized for issuance under the non-qualified plan and 2,000,000 shares authorized for each of the incentive stock option and stock bonus plans.

During the respective fiscal years, the Company granted the following non-qualified stock options:

	For the Years Ended August 31,
	2013	2012	2011
Number of options to purchase common shares	1,025,000	275,000	425,000
Weighted average exercise price	$6.05	$2.96	$3.79
Term (in years)	10 years	10 years	10 years
Vesting Period (in years)	3-5 years	4-5 years	4-5 years
Fair Value (in thousands)	$4,179	$519	$990

The assumptions used in valuing stock options granted during each of the fiscal years presented were as follows:

	For the Years Ended August 31,
	2013	2012	2011
Expected term	6.2 years	6.5 years	6.0 - 6.5 years
Expected volatility	77%	56.7 - 69.4%	53.2 - 69.4%
Risk free rate	0.89-2.11%	1.01-1.42%	1.48-2.63%
Expected dividend yield	0.0%	0.0%	0.0%
Forfeiture rate	0.0%	0.0 - 0.7%	0.0%

During the year end August 31, 2013, the Compensation Committee modified the terms of the stock options to acquire 2,000,000 shares of common stock with an original expiration date of June 2013 to August 2013. The effect of the modification resulted in an immaterial expense to stock based compensation.   Effective August 27, 2013, the options were exercised on a cashless basis.  As part of the net settlement provisions of a cashless exercise, the Company withheld 1,026,043 shares with a value of $8.7 million, which was used to satisfy payment of the exercise price and $6.7 million to pay to the appropriate government entity to satisfy the required minimum payroll taxes.

The following table summarizes activity for stock options for the fiscal years presented:

	Number of Shares	Weighted Average Exercise Price
Outstanding, August 31, 2010	4,220,000	$5.36
Granted	425,000	$3.79
Exercised	-	$-
Outstanding, August 31, 2011	4,645,000	$5.21
Granted	275,000	$2.96
Exercised	-	$-
Forfeited	(5,000)	$3.40
Outstanding, August 31, 2012	4,915,000	$5.09
Granted	1,025,000	$6.05
Exercised	(2,120,000)	$1.10
Expired	(2,000,000)	$10.00
Outstanding, August 31, 2013	1,820,000	$4.88

The following table summarizes information about issued and outstanding stock options as of August 31, 2013:

	Outstanding Options	Vested Options
Number of shares	1,820,000	373,000
Weighted average remaining contractual life	8.7 years	7.7 years
Weighted average exercise price	$4.88	$3.71
Aggregate intrinsic value (in thousands)	$8,160	$2,107

The estimated unrecognized compensation cost from unvested stock options as of August 31, 2013, which will be recognized ratably over the remaining vesting phase, is as follows:

Unvested Options at August 31, 213
Unrecognized compensation expense (in thousands)	$4,452
Remaining vesting phase	3.4 years

12.	Income Taxes

The income tax provision (benefit) is comprised of the following (in thousands):

	As of August 31,
	2013	2012	2011
Current:
Federal	$-	$-	$-
State	-	-	-
Total current income tax	-	-	-

Deferred:
Federal	$6,367	$4,219	$4,266
State	503	360	354
Total deferred income tax	6,870	4,579	4,620

Valuation allowance	-	(4,911)	(4,620)
Income tax provision (benefit)	$6,870	$(332)	$-

            A reconciliation of expected federal income taxes on income from continuing operations at statutory rates with the expense (benefit) for income taxes is follows (in thousands):

	As of August 31,
	2013	2012	2011
Federal income tax at statutory rate	$5,594	$4,009	$3,944
State income taxes, net of federal tax	503	360	354
Statutory depletion	(929)	-	-
Stock based compensation	1,911	-	-
Other	(209)	210	322
Change in valuation allowance	-	(4,911)	(4,620)
Income tax provision (benefit)	$6,870	$(332)	$-
Effective rate expressed as a percentage	42%	3%	0%

The Company reported a change in valuation allowance of $4,911,000 for the year ended August 31, 2012.  In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers all available evidence (both positive and negative) in determining whether a valuation allowance is required. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment, and judgment is required in considering the relative weight of negative and positive evidence. The Company continues to monitor facts and circumstances in the reassessment of the likelihood that operating loss carry-forwards, credits and other deferred tax assets will be utilized prior to their expiration. As a result, it may be determined that a deferred tax asset valuation allowance should be established or released. Any increases or decreases in a deferred tax asset valuation allowance would impact net income through offsetting changes in income tax expense. In 2012, the Company determined that the weight of the evidence indicated that it would more likely than not be able to realize its deferred tax asset, and the entire valuation allowance was released.

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at each of the fiscal year ends presented follow (in thousands):

	As of August 31,
	2013	2012
Deferred tax assets:
Net operating loss carry-forward	$11,485	$12,643
Stock-based compensation	515	4,070
Statutory depletion	929	-
Unrealized loss on commodity derivative	982	-
Other	3	3
Gross deferred tax assets	$13,914	$16,716

Deferred tax liabilities:
Basis of oil and gas properties	20,452	16,384
Gross deferred tax liabilities	20,452	16,384
Deferred tax liability (asset), net	$6,538	$(332)

At August 31, 2013 the Company has a net operating loss carry-forward for federal and state tax purposes of approximately $41.3 million that could be utilized to offset taxable income of future years.  For financial reporting purposes the company has net operating losses of approximately $31 million.  The difference of $10.3 million relates to tax deductions for compensation expense for financial reporting purposes for which the benefit will not be recognized until the related deductions reduce taxes payable.  The net operating loss carryovers may be carried back two years and forward twenty years from the year the net operating loss was generated.  Substantially all of the carry-forward will commence expiring in 2031, 2032, and 2033.

The realization of the deferred tax assets related to the NOL carry-forwards is dependent on the Company’s ability to generate sufficient future taxable income within the applicable carryforward periods. As of August 31, 2013, the Company believes it will be able to generate sufficient future taxable income within the carryforward periods, and accordingly believes that it is more likely than not that its net deferred income tax assets will be fully realized.

The ability of the Company to utilize its NOL carry-forwards to reduce future taxable income is subject to various limitations under the Internal Revenue Code of 1986, as amended (the “Code”). The utilization of such carry-forwards may be limited upon the occurrence of certain ownership changes, including the purchase or sale of stock by 5% shareholders and the offering of stock by the Company during any three-year period resulting in an aggregate change of more than 50% in the beneficial ownership of the Company. In the event of an ownership change, Section 382 of the Code imposes an annual limitation on the amount of a Company’s taxable income that can be offset by these carry-forwards. The Company completed a study of the impact of the Code Section 382 limitation on future payments and determined that the statutory provisions were unlikely to limit the Company's ability to realize future tax benefits.

As of August 31, 2013, the Company had no unrecognized tax benefits. The Company believes that there are no new items, nor changes in facts or judgments that should impact the Company’s tax position.  Given the substantial NOL carry-forwards at both the federal and state levels, it is anticipated that any changes resulting from a tax examination would simply adjust the carry-forwards, and would not result in significant interest expense or penalties.  Substantially of the Company's tax returns filed since inception are still subject to examination by tax authorities.

13.	Related Party Transactions and Commitments

Two of the Company’s executive officers control three entities that have entered into agreements to provide various goods, services, facilities, and oil and gas properties to the Company.  The entities are Petroleum Management, LLC (“PM”), Petroleum Exploration and Management, LLC (“PEM”), and HS Land & Cattle, LLC (“HSLC”).

Acquisition of Oil and Gas Assets from PEM:  During the year ended August 31, 2011, the Company completed two transactions under which it acquired oil and gas assets from PEM, as outlined below.

In May 2011, PEM sold all of its operating oil and gas assets (excluding passive assets such as royalty interests) to the Company.  Pursuant to the terms of the Purchase and Sale Agreement, as approved by its shareholders, the Company acquired a working interest in operating oil and gas wells and certain other mineral assets in a transaction that closed on May 24, 2011.  The purchase price consisted of a combination of cash, 1,381,818 shares of restricted common stock, and a note payable, as detailed in the table below (in thousands)  In November 2011, the Company utilized proceeds from the LOC (Note 6) to repay the entire principal balance and accrued interest.

	For the Years Ended August 31,
	2013	2012	2011
Consideration for certain mineral assets:
Cash payments for certain mineral assets	$-	$-	$10,000
Value of restricted shares of common stock	-	-	4,698
Promissory note	-	-	5,200
Total	$-	$-	$19,898

Subsequent settlement of amounts owing:
Repayment of promissory note	$-	$5,200	$-
Payment of interest on promissory note	-	142	-
Total	$-	$5,342	$-

In a separate transaction that closed in October 2010, the Company acquired with cash certain mineral assets located in the Wattenberg Field of the D-J Basin, from PM and PEM.  The assets acquired included working interests in certain operating oil and gas wells, drill sites, and miscellaneous equipment for a purchase price of $1,017,435.

Other Related Party Transactions:  In addition to the transactions described above, the Company undertook various activities with PM and PEM that are related to the development and operation of oil and gas properties.  The Company occasionally purchased services and certain oil and gas equipment, such as tubular goods and surface equipment, from PM.  The Company reimbursed PM for the original cost of such services and equipment.  Prior to the asset acquisition transaction that closed on May 24, 2011, PEM was a joint working interest owner of certain wells operated by the Company.  PEM was charged for its pro-rata share of costs and expenses incurred on its behalf by the Company, and similarly, PEM was credited for its pro-rata share of revenues collected on its behalf.  Effective with the closing of the asset acquisition, the related party transactions of this nature have ceased.

The following table summarizes the transactions with PM and PEM during the fiscal years presented (in thousands):

	For the Years Ended August 31,
	2013	2012	2011
Beginning balance due to PM	$-	$-	$539
Purchase of equipment from PM	-	-	2
Payments to PM for equipment	-	-	(541)
Ending balance due to PM for equipment	$-	$-	$-

Beginning balance due from PEM	$-	$-	$868
Joint interest costs billed to PEM	-	-	396
Amounts collected from PEM	-	-	(1,264)
Ending balance due from PEM	$-	$-	$-

Facilities and Services Agreements:  The Company leases office space and an equipment storage yard in Platteville, Colorado, under a twelve month lease agreement with HSLC. The lease is renewable annually.  Under this agreement, the Company incurred the following expenses to HSLC for the fiscal years presented (in thousands):

	For the Years Ended August 31,
	2013	2012	2011
Rent expense	$130	$120	$120

During 2010, the Company initiated a program to acquire mineral interests in several Colorado and Nebraska counties that are considered the eastern portion of the D-J Basin.  George Seward, a member of the Company’s board of directors, agreed to lead that program.  The Company agreed to compensate the persons, including Mr. Seward, to assist the Company with the acquisitions at a specific rate per qualifying net mineral acre.  The compensation is paid in the form of restricted shares of the Company’s common stock, as follows:

	For the Years Ended August 31,
	2013	2012	2011
Restricted shares of common stock	-	188,137	40,000
Value of restriced shares of common stock (in thousands)	$-	$491	$164

Effective January 1, 2012, the Company commenced processing its own oil and gas revenues.  Payments to royalty owners included payments to entities controlled by three of the Company’s directors, Ed Holloway, William Scaff Jr, and George Seward.   The following table summarizes the royalty payments made to directors or their affiliates for the fiscal years presented (in thousands):

	For the Years Ended August 31,
	2013	2012	2011
Total Royalty Payments	$304	$196	N/A

14.	Other Commitments and Contingencies

Effective July 18, 2013, the Company amended its drilling contract with Ensign United States Drilling, Inc. to utilize a drilling rig for the drilling of 25 horizontal wells.  Total payments due to Ensign will depend upon a number of variables, including the target formation and other technical details.  The Company estimates that this commitment will result in its use of the rig until June 2014, and that total drilling costs will approximate $25.6 million.  As of August 31, 2013, the Company had accrued costs of $5.7 million and estimates that its remaining obligations under this contract approximate $19.9 million.

From time to time, the Company receives notice from other operators of their intent to drill and operate a well in which the Company will own a working interest (a “non-operated well”).  The Company has the option to participate in the well and assume the obligation for its pro-rata share of the costs.  As of September 30, 2013, the Company had agreed to participate in 13 new horizontal wells, with aggregate costs to its interest estimated at $5.2 million.  It is the Company’s policy to accrue costs on a non-operated well when it receives notice that active drilling operations have commenced.  For these 13 wells, no costs were accrued at August 31, 2013, as active drilling operations had not begun.  In addition, the Company had been notified by other operators that it may have an interest in 54 potential wells.  As of September 30, 2013, the Company had not yet committed to participate in the future wells and had not determined its potential working interest or cost obligation.

15.	Supplemental Schedule of Information to the Statements of Cash Flows

The following table supplements the cash flow information presented in the financial statements for the fiscal years presented (in thousands):

	For the Years Ended August 31,
Supplemental cash flow information:	2013	2012	2011
Interest paid	$995	$74	$788
Income taxes paid	-	-	-

Non-cash investing and financing activities:
Accrued well costs	$25,491	$5,733	$4,967
Assets acquired in exchange for common stock	16,684	1,985	9,938
Assets acquired in exchange for note payable	-	-	5,200
Asset retirement costs and obligations	1,578	300	351
Conversion of promissory notes into common stock	-	-	15,908

16.	Unaudited Oil and Gas Reserves Information

Oil and Natural Gas Reserve Information:  Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (prices and costs held constant as of the date the estimate is made).  Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Proved oil and natural gas reserve information as of the fiscal year ends presented, and the related discounted future net cash flows before income taxes are based on estimates prepared by Ryder Scott Company LP.  Reserve information for the properties was prepared in accordance with guidelines established by the SEC.

The reserve estimates prepared as of each of the fiscal year ends presented were prepared in accordance with “Modernization of Oil and Gas Reporting” published by the SEC.  The recent guidance included updated definitions of proved developed and proved undeveloped oil and gas reserves, oil and gas producing activities and other terms.  Proved oil and gas reserves were calculated based on the prices for oil and gas during the 12 month period before the respective reporting date, determined as the unweighted arithmetic average of the first day of the month price for each month within such period, rather than the year-end spot prices, which had been used in prior years.  This average price is also used in calculating the aggregate amount and changes in future cash inflows related to the standardized measure of discounted future cash flows.  Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years.  The recent guidance broadened the types of technologies that may be used to establish reserve estimates.

The following table sets forth information regarding the Company’s net ownership interests in estimated quantities of proved developed and undeveloped oil and gas reserve quantities and changes therein for each of the fiscal years presented:

	Oil (Bbl)	Gas (McF)
Balance, August 31, 2010	676,685	4,481,051
Revision of previous estimates	323,704	611,516
Purchase of reserves in place	967,302	8,466,714
Extensions, discoveries, and other additions	191,931	1,152,708
Sale of reserves in place	-	-
Production	(89,917)	(450,831)
Balance, August 31, 2011	2,069,705	14,261,158
Revision of previous estimates	429,783	3,298,906
Purchase of reserves in place	33,328	706,842
Extensions, discoveries, and other additions	2,788,686	16,288,125
Sale of reserves in place	-	-
Production	(235,691)	(1,109,057)
Balance, August 31, 2012	5,085,811	33,445,974
Revision of previous estimates	(194,236)	(2,923,919)
Purchase of reserves in place	1,000,664	7,360,752
Extensions, discoveries, and other additions	1,576,301	4,914,627
Sale of reserves in place	-	-
Production	(421,265)	(2,107,603)
Balance, August 31, 2013	7,047,275	40,689,831

Proved developed and undeveloped reserves:
Developed at August 31, 2011	783,821	5,578,067
Undeveloped at August 31, 2011	1,285,884	8,683,091
Balance, August 31, 2011	2,069,705	14,261,158

Developed at August 31, 2012	2,823,604	17,380,806
Undeveloped at August 31, 2012	2,262,207	16,065,168
Balance, August 31, 2012	5,085,811	33,445,974

Developed at August 31, 2013	4,659,405	25,866,008
Undeveloped at August 31, 2013	2,387,870	14,823,823
Balance, August 31, 2013	7,047,275	40,689,831

Standardized Measure of Discounted Future Net Cash Flows:  The following analysis is a standardized measure of future net cash flows and changes therein related to estimated proved reserves.  Future oil and gas sales have been computed by applying average prices of oil and gas during each of the fiscal years presented.  Future production and development costs were computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs.  The calculation assumes the continuation of existing economic conditions, including the use of constant prices and costs.  Future income tax expenses were calculated by applying year-end statutory tax rates, with consideration of future tax rates already legislated, to future pretax cash flows relating to proved oil and gas reserves, less the tax basis of properties involved and tax credits and loss carry-forwards relating to oil and gas producing activities.  All cash flow amounts are discounted at 10% annually to derive the standardized measure of discounted future cash flows.  Actual future cash inflows may vary considerably, and the standardized measure does not necessarily represent the fair value of the Company’s oil and gas reserves.  Actual future net cash flows from oil and gas properties will also be affected by factors such as actual prices the Company receives for oil and gas, the amount and timing of actual production, supply of and demand for oil and gas, and changes in governmental regulations or taxation.

The following table sets forth the Company’s future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in the ASC (in thousands):

	For the Years Ended August 31,
	2013	2012	2011
Future cash inflow	$749,030	$537,462	$235,239
Future production costs	(146,352)	(85,612)	(41,278)
Future development costs	(108,290)	(100,821)	(40,404)
Future income tax expense	(113,545)	(109,349)	(30,738)
Future net cash flows	380,843	241,680	122,819
10% annual discount for estimated timing of cash flows	(199,111)	(139,175)	(65,269)
Standardized measure of discounted future net cash flows	$181,732	$102,505	$57,550

There have been significant fluctuations in the posted prices of oil and natural gas during the last three years.  Prices actually received from purchasers of the Company’s oil and gas are adjusted from posted prices for location differentials, quality differentials, and BTU content. Estimates of the Company’s reserves are based on realized prices.

The following table presents the prices used to prepare the reserve estimates, based upon the unweighted arithmetic average of the first day of the month price for each month within the 12 month period prior to the end of the respective reporting period presented:

	Oil (Bbl)	Gas (Mcf)
August 31, 2011 (Average)	$84.90	$5.07
August 31, 2012 (Average)	$86.68	$3.76
August 31, 2013 (Average)	$86.40	$4.40

Changes in the Standardized Measure of Discounted Future Net Cash Flows:  The principle sources of change in the standardized measure of discounted future net cash flows are (in thousands):

	For the Years Ended August 31,
	2013	2012	2011
Standardized measure, beginning of year	$102,505	$57,550	$13,022
Sale and transfers, net of production costs	(38,569)	(21,321)	(8,337)
Net changes in prices and production costs	(4,550)	(6,023)	15,484
Extensions, discoveries, and improved recovery	70,191	69,073	13,693
Changes in estimated future development costs	(6,006)	(42,578)	(20,471)
Development costs incurred during the period	5,106	39,739	16,252
Revision of quantity estimates	(14,214)	21,058	15,424
Accretion of discount	35,103	15,379	3,245
Net change in income taxes	(7,850)	(30,832)	(12,012)
Purchase of reserves in place	40,016	460	21,250
Standardized measure, end of year	$181,732	$102,505	$57,550

17.	Unaudited Quarterly Financial Data

The Company’s quarterly financial information for the years ended August 31, 2013 and 2012 is as follows (in thousands, except share data):

	For the Year Ended August 31, 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$8,314	$10,921	$12,314	$14,674
Expenses	4,768	6,439	7,449	8,022
Operating income	3,546	4,482	4,865	6,652
Other income (expense)	7	(146)	451	(3,406)
Income before income taxes	3,553	4,336	5,316	3,246
Income tax provision (4)	1,315	1,604	1,701	2,250
Net income	$2,238	$2,732	$3,615	$996
Net income per common share: (1)
Basic	$0.04	$0.05	$0.07	$0.02
Diluted	$0.04	$0.05	$0.06	$0.01
Weighted average shares outstanding:
Basic	51,661,704	54,900,326	55,238,098	66,283,325
Diluted	53,616,182	56,481,752	58,918,586	70,176,105

	For the Year Ended August 31, 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$4,479	$6,219	$7,522	$6,750
Expenses	2,860	3,344	3,676	3,336
Operating income	1,619	2,875	3,846	3,414
Other income (expense)	8	3	17	10
Income before income taxes	1,627	2,878	3,863	3,424
Income tax provision (benefit) (2, 3)	-	(3,241)	1,432	1,477
Net income	$1,627	$6,119	$2,431	$1,947
Net income per common share: (1)
Basic	$0.05	$0.13	$0.05	$0.04
Diluted	$0.04	$0.12	$0.05	$0.04
Weighted average shares outstanding:
Basic	36,098,212	47,445,178	51,292,810	51,409,340
Diluted	37,845,212	49,229,042	53,174,792	53,072,619

1
The sum of net income per common share for the four quarters may not agree with the annual amount reported because the number used as the denominator for each quarterly computation is based on the weighted-average number of shares outstanding during that quarter whereas the annual computation is based upon an average for the entire year.

2	No income tax was recognized during the three months ended November 30, 2011 as the provision for tax at the effective rate was offset by a change in the valuation allowance.

3	For the three months ended February 29, 2012, the entire valuation allowance of $4.9 million was released and a net deferred tax benefit of $3.2 million was recorded.

4
For the three months ended August 31, 2013, income taxes were provided at a higher than expected rate due to a downward adjustment in the deferred tax asset related to the expiration of underlying stock options.

18.	Subsequent Events

Agreements to Acquire Oil and Gas Properties

Subsequent to August 31, 2013, the Company conducted due diligence activities for the purpose of acquiring oil and gas properties, including interests in 68 producing oil and gas wells, and various other assets.  All of the producing wells are located in the Wattenberg Field.

One agreement, signed on August 27, 2013, covers interests in 47 oil and gas wells, including 38 wells operated by the seller, plus leases covering approximately 3,639 gross (1,006 net) acres, and certain other assets.  The preliminary purchase price, subject to ordinary closing adjustments, is $17.5 million, consisting of cash consideration of $13.1 million, plus issuance of shares of the Company’s restricted common stock with a value of $4.4 million.

The other agreement, signed on September 16, 2013, covers interests in 21 producing oil and gas wells operated by the seller, plus leases covering approximately 800 net acres.  The preliminary purchase price, subject to ordinary closing adjustments, is $20.5 million, consisting of cash consideration of $17.8 million plus issuance of shares of the Company’s restricted common stock with a value of $2.7 million.

Both agreements are subject to satisfactory completion of due diligence activities and other conditions normal for a transaction of this nature.  Both closings are expected to occur during November.

Exercise of Series C Warrants

Subsequent to August 31, 2013, the Company issued approximately 4.3 million shares pursuant to the exercise of Series C warrants and received proceeds of approximately $25.7 million.

CORPORATE INFORMATION

Officers and Directors

Edward Holloway
Co-Chief Executive Officer and Director

William E. Scaff, Jr.
Co-Chief Executive Officer, Treasurer and Director

Frank L. Jennings
Chief Financial Officer

Craig Rasmuson
Chief Operating Officer

Valerie Dunn
Secretary

Rick A. Wilber
Director
Private Investor

Raymond E. McElhaney
Director
President, Longhorn Investments, LLC

Bill M. Conrad
Director
Chairman and Director, Gold Resource Corporation

R.W. Noffsinger, III
Director
Chief Executive Officer, RWN3 LLC

George Seward
Director
President, Pocito Oil and Gas

Corporate Headquarters

Synergy Resources Corporation
20203 Highway 60,
Platteville, CO 80651
USA

Telephone:  (970) 737-1073
Facsimile: (970) 737-1045
www.syrginfo.com

Independent Auditors

EKS&H LLLP
Denver, Colorado

Counsel

Hart & Hart LLP
Denver, CO

Transfer Agent and Registrar

Corporate Stock Transfer, Inc.
3200 Cherry Creek Drive South, Suite 430
Denver, Colorado 80209
(303) 282-4800

Stock Profile

Synergy’s common stock is traded on the NYSE MKT exchange under the symbol SYRG.

SEC Form 10-K

A copy of Synergy’s annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Corporate Communications

   Synergy Resources Corporation
20203 Highway 60,
Platteville, CO 80651
USA

SYNERGY RESOURCES CORPORATION
20203 Highway 60
Platteville, CO 80651
USA
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